Exhibit 99.1

MINERA ANDES
INCORPORATED

Growing through
EXPLORATION...

and moving into
PRODUCTION.

ANNUAL REPORT 2006

PROGRESS AND PERFORMANCE…

… in mine development

Mine production for the 49 percent owned high-grade San José silver/gold mine is scheduled for mid-2007. Initial production levels are estimated at 3.1 million ounces of silver and 61,000 ounces of gold per year, based on 750 tons of ore processed per day. All-in costs-per-gold-equivalent-ounce are placed at US$200. The mine begins production with an increased reserve/resource base now placed at 28.3 million ounces of silver and 453,000 ounces of gold. The expanded reserve/resource base increases mine life to 6.8 years from an initial 4.3 years.

Further expansion at San José is contemplated. Mill capacity was designed to be scaleable to 1,500 tons-per-day from the startup production rate of 750 tons-per-day. In anticipation of possible production growth, some equipment with expanded capacity has been installed, pending a formal expansion decision. By early 2007, more than 9,000 meters of underground mine workings were completed at the San José mine, compared to 5,300 meters in early 2006. Surface facilities have been expanded and upgraded.

Financing to take the San José mine to production and cash flow was assured in fall 2006 from several sources. The decision was made to use “in-house” financing totaling US$61 million from the mine’s operating partner to the joint venture. The loan eliminates the requirement of forward hedging of silver and gold production, as would typically be required with a bank loan. Minera Andes’ share of the loan is repaid only through cash flow from San José.

San José’s environmental impact assessment (EIA), a key permitting document, was approved by the Santa Cruz provincial government in March 2006. The EIA is important because it allows completion of the mine infrastructure and processing plant, and forms the basis for granting other mine operating permits.

A positive bankable feasibility study was released in October 2005. It identified a beginning ore reserve base of 15.2 million ounces of silver and 288,000 ounces of gold. Average grade is 7.7 grams-per-ton gold and 406 g/t silver. In early 2006 the San José joint venture partnership of Minera Andes and Hochschild Mining plc (formerly Mauricio Hochschild & Cía. Ltda.) formally decided to construct a mine and place San José into production.

… in gold, silver and copper exploration – the real growth

A drilling program completed in early 2007 located additional reserves/resources on the Kospi vein, which was discovered in 2006. Some intercepts are as high as 4.4 ounces-per-ton (opt) gold, and nearly 12 opt silver. Kospi is located in the immediate mine area and is easily reached for mining via underground ramps. Additional reserves/ resources located at Kospi give San José a mineralized base of approximately one million gold equivalent ounces.

San José begins to emerge as a mining district with the discovery of four new veins, all within an approximately two-kilometer radius of the developing mine/ore processing complex. Even so, within the 99,000-acre San José joint venture, less than 15 percent of the 40 kilometers of known vein length has been explored. Other anomalies, roughly parallel with the known veins, are found to the northeast of the mine by a geophysics program.

To add new reserves and increase mine production, a 38,000-meter exploration drilling program will begin at San José in 2007. Much of the drilling will take place in the San José mine area. Intensive exploration is also planned for other targets, including Aguas Vivas, which is on trend with the original vein discoveries and has yielded high-grade assays in early-phase exploration.

In copper, Minera Andes moves forward. At its Los Azules high-grade discovery in Argentina’s San Juan province, results from an economic scoping and drilling study suggest the Los Azules target is increasing in size. Supporting this potential are relatively high-grade holes from a 2006 drilling program. Copper graded at 1.62 percent was intercepted over a distance of 221 meters, and in another hole, one percent copper was encountered over 173 meters. The intercepts are the equivalent in length to the height of a 50-story building.

As part of its non-binding letter of intent with Xstrata Copper Americas, Minera Andes continues with an economic scoping study at Los Azules in the 2006-2007 field season. Drilling in 2007 at Los Azules has focused on the southern half of the target.

2007 LETTER TO SHAREHOLDERS

To Our Shareholders:

The year 2007 is unfolding as a very exciting time for Minera Andes. The reason: Minera Andes will soon enter the ranks of the world’s silver and gold mining companies.

As Minera Andes’ San José silver/gold discovery goes into production, we achieve key goals sought by investors and others who saw growing value in Minera Andes. We thank those who have had confidence in our business plan and our ability to reach the goals of mine production and income generation. The San José mine, owned 49 percent by Minera Andes through a joint venture, will begin with a forecast unhedged total production of about 3.1 million ounces of silver and 61,000 ounces of gold per year. Because it is relatively high-grade and expected to produce about one-half an ounce of gold equivalent per ton, we expect San José to become a low-cost producer and high-income generator, especially in a robust gold and silver market.

But this is only the beginning. Throughout its exploration and development stages, San José has both increased its reserve base and designed its production equipment to be scaleable to increase capacity. Thus, San José has a longer production life with good potential to create a larger mine based on the project’s exploration potential. Minera Andes and its partner aim to continue this pattern of growth. Based on the most recent completed drilling program, the mine’s reserve base now stands at more than 28 million ounces of contained silver, and more than 453,000 ounces of gold, an 86 percent and 57 percent increase, respectively, in about one year. Measured and indicated mineral resources, including reserves, total about 58.8 million silver equivalent ounces, with inferred resources adding another 12.2 million silver equivalent ounces, based on a silver/gold equivalency ratio of one ounce of gold to 60 ounces of silver. Increasing the reserve/resource base will be an important component if mine production is increased. Fortunately, exploration opportunities abound at San José. Less than 15 percent of the 40 kilometers of known veins has been drill-tested, and these prospective targets, combined with other known geologic targets, hold exciting, ongoing discovery potential for San José. New exploration is underway to assess these opportunities.

Here are some of the events that have taken place in 2006 and 2007:

•

Five new silver/gold discoveries have been reported in 2006, and one discovery, the Kospi, has added substantially to the resource/reserve base at San José. This new reserve increases the mine’s resource/reserve base by 69 percent.

•

Further exploration drilling totaling 38,000 meters is underway now to test other prospective targets within the immediate mine area and elsewhere in the 99,000-acre San José area. Some 14 new targets will be tested by our joint venture operating partner, Hochchild Mining plc, in order to increase production and mine life.

•

A number of milestones on the road to production were reached in 2006. These included approval of the environmental impact statement, approval of various operating permits, obtaining in-house financing and a bank loan. Underground workings are complete for now at about 9,000 meters. The main focus through the end of 2006 and into 2007 has been construction of the mill and extraction plant.

•

Relatively few exploration companies become mining producers. Minera Andes is an exception, and this is being noticed in the markets by professional investors and institutions that now hold about 50 percent of the common stock. Our shareholder base now approaches 10,000 and a recent listing on the Toronto Stock Exchange is serving to broaden our markets and liquidity. This will benefit all shareholders.

Minera Andes’ work programs in methodical exploration, careful planning in development, finance and market awareness are coming together with a high-grade mine at a time when metal markets are strengthening. We plan to continue along this successful road to production and growth.

Sincerely,

Allen V. Ambrose, President
May 25, 2007

THE EXPLORATION PERSPECTIVE

To Our Shareholders:

Continued strong metal prices in 2006 provided further incentive for increased exploration activity worldwide. Argentina in particular saw a marked upsurge in activity. Minera Andes continued to maintain an aggressive exploration program consistent with the company’s primary goal of advancing its discovery at San José with partner, Hochschild Mining plc, a Peruvian mining conglomerate newly listed on the London Stock Exchange.

Production draws near at San José based on discoveries at the Huevos Verdes high-grade silver/gold vein in 1999, the nearby Frea vein in 2004 and, more recently, the Kospi vein in 2006. Full-scale production is slated for 2007. The San José project is an outgrowth of grassroots discoveries made by Minera Andes geologists.

Our exploration program in 2006 also advanced the Los Azules copper project where diligent and technically competent work has begun to outline a significant area of porphyry copper mineralization. A second season of drilling by Minera Andes was completed at Los Azules and we are already making plans for the 2007-2008 season.

We also plan to continue exploration of our portfolio of gold-silver targets in southern Argentina. Our work here covers the gamut from early-stage reconnaissance exploration to drilling programs. Given our assets, a geologic database that is second to none and a team of exploration geologists with strong discovery experience in Latin America, we have all the necessary ingredients to continue to make significant grassroots discoveries.

We plan to continue to evaluate the properties in our exploration portfolio, select the most promising for further exploration while at the same time continuing to acquire additional promising targets. I look forward to continued exploration success in 2007.

Sincerely,

Brian Gavin, Vice President, Exploration
May 25, 2007

MINERA ANDES’ PLAN:

Minera Andes is a mining exploration company. It was founded by exploration geologists whose field experience has resulted in the discovery of more than $4 billion in metals. Minera Andes does not construct or operate mines. Instead, it emphasizes its proven expertise in mineral evaluation to make economic discoveries in silver, gold and copper that ultimately leads to mine production and profit generation. In 2006, Minera Andes was associated with new discoveries in all three metals. Minera Andes’ geologists add value to a discovery through scientific analysis and drilling, and then market the project to a proven operator on a joint venture, profit sharing basis. In 2006, Minera Andes moved ahead with exploration drilling at the Los Azules copper project, for which it has a letter of intent with Xstrata PLC, a major world copper producer. Once a project goes into production, Minera Andes shares in the profit generation which it uses to invest in new exploration, acquisition and additional value creation. Production and cash flow are estimated to begin at the high-grade San Jose silver/gold mine about mid-2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file number 000-22731

MINERA ANDES INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada

(Jurisdiction of incorporation or organization)

111 E. Magnesium Road, Suite A, Spokane, Washington 99208

(509) 921-7322

(Address and telephone number of Registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

For annual reports, indicate by check mark the information filed with this Form:

☐  Annual Information Form                                        ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period by the annual report:

156,539,415 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  ☐    82- ________    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

PRELIMINARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information presented or incorporated by reference in this Annual Report on Form 40-F contains both historical and prospective statements concerning Minera Andes Inc. and its operations. Historical statements are based on events that have already happened; examples include the reported financial and operating results, descriptions of pending and completed transactions, and management and compensation matters. Prospective statements, on the other hand, are based on events that are reasonably expected to happen in the future; examples include the timing of projected operations, the likely effect or resolution of known contingencies or other foreseeable events, and projected operating results. In this Annual Report, Minera Andes Inc. is referred to as “Minera Andes”, “we”, “our”, and the “Company”.

Prospective statements (which are known as “forward-looking statements” under the Private Securities Litigation Reform Act of 1995) may or may not prove true with the passage of time because of future risks and uncertainties. Significant financial, operational, governmental and regulation, and market risks are described in the Management’s Discussion and Analysis.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of the United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 12 of the comparative audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7 under the Securities Act of 1933. Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY DISCLOSURE

All currency amounts in this Annual Report are stated in U.S. dollars unless otherwise indicated. On April 16, 2007, the Bank of Canada noon rate of exchange for conversion of United States dollars into Canadian dollars was U.S.$1.00 = Cdn$1.1310 or Cdn$1.00 = U.S. $0.88.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

For audited consolidated financial statements, including the report of the auditors with respect thereto, see Exhibit 99.1.

Management’s Discussion and Analysis

For management’s discussion and analysis, see Exhibit 99.2.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based on that evaluation, the Company’s management, including the chief executive officer and chief financial officer, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and in the United States. Internal control over financial reporting includes:

•	maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of the executive officers of the Company; and

•

providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15d-15(f) under the Exchange Act).

AUDIT COMMITTEE

The Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As at the date of this Annual Report, the Audit Committee was comprised of Allan Marter, Jack Crabb and Gary Craig.

Audit Committee Financial Expert

Allan Marter serves as a member of the audit committee of the Company’s Board of Directors. The Board of Directors has reviewed the definition of “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that Allan Marter satisfies the criteria for an audit committee financial expert under the Exchange Act. The SEC has indicated that the designation of Allan Marter as an audit committee financial expert does not make Allan Marter an “expert” for any purpose, impose any duties, obligations or liability on Allan Marter that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee. Mr. Marter is “independent” as defined in Section 803 of the listing standards of the American Stock Exchange.

CODE OF ETHICS

At this time, we have not adopted a formal code of ethics that applies to our President and Chief Financial Officer. We have, however, followed an informal code of ethics requiring Board of Director approval of any transaction in which our President or our Chief Financial Officer has a material interest. We believe this procedure reasonably deters material wrongdoing and promotes honest and ethical conduct from our executive officers.

A draft formal code of ethics has been prepared and will be submitted to the Board of Directors for approval in the first half of 2007. After adopting a formal code of ethics, we intend to make a copy of the code of ethics available and disclose substantive amendments to and waivers from that code of ethics in accordance with SEC regulations.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

a.	Audit Fees

The fees billed for each of the fiscal years ended December 31, 2006 and December 31, 2005 for professional services rendered by BDO Dunwoody LLP for the audit of our annual financial statements and review of financial statements included in our quarterly reports on Form 10-Q or services that are normally provided by BDO Dunwoody in connection with statutory and regulatory filings or engagements for each of those fiscal years were $153,810 and $83,129, respectively.

b.	Audit Related Fees

Fees billed by BDO Dunwoody for audit related services not included in item (a) were $26,810 for fiscal year ended December 31, 2006 (2005 – nil). These fees include audit related fees billed by BDO Dunwoody in connection with Sarbanes-Oxley.

c.	Tax Fees

Aggregate fees billed by BDO Dunwoody for tax compliance, tax advice and tax planning for each of the fiscal years ended December 31, 2006 and December 31, 2005 were $4,684 and $2,865, respectively. These fees include fees relating to the reviews of tax returns, tax consulting and planning.

d.	All Other Fees

Fees billed by BDO Dunwoody for products or services, other than those services covered in items (a) and (b) were $5,741 and $5,592 for the fiscal years ended December 31, 2006 and December 31, 2005. These fees relate to various corporate matters, including fees billed by BDO Dunwoody in connection with the review of our Management Information Circular and material for a special shareholder meeting.

e.	Audit Committee Approval of Audit and Non-Audit Services

Our Audit Committee is responsible for the oversight of our independent auditor’s work and pre-approves all services provided by BDO Dunwoody. The Audit Committee sets forth its pre-approval in the minutes of its meetings. Audit Related and Tax Fees provided by BDO Dunwoody are typically approved individually during the Committee’s periodic meetings or, on an as-needed basis, the Audit Committee’s Chair is authorized to approve such services in advance on behalf of the Committee with such approval reported to the full Audit Committee at its next meeting.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS, CONTINGENT LIABILITIES AND COMMITMENTS

We enter into operating leases in the normal course of business. Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to renew the lease. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional lease agreements. In addition we also enter into loan facilities as sources of financing for our advanced projects.

Our lease and loan obligations as of December 31, 2006 are as follows:

Contractual Obligations		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt (1)	$9,800,000	$—	$9,800,000	$—	$—
Operating Lease Obligations (2)	85,830	43,518	27,912	14,400	—
Purchase Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—
Total	$9,885,830	$43,518	$9,827,912	$14,400	$—

(1)	Under terms of the project financing facility for the San José mine, a subsidiary of Hochschild will lend 51% of a bridge loan and permanent financing directly to MSC and 49% of the loan will be lent to Minera Andes which in turn will lend the funds to MSC. The amount shown above is the loan that Minera Andes owes Hochschild and is mirrored by a loan in equal amount that MSC owes Minera Andes. The loan will be paid out of cash flow from the mine. See Note 4b in the December 31, 2006 consolidated financial statements for additional details.

(2)	Contingency consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.

The table of contingencies above does not include the following:

On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom, Inc. a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production. Our obligation expires December 31, 2013. As of December 31, 2006 no payments are required under this agreement.

In addition, mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Río Negro, San Juan, Santa Cruz and Chubut have not yet established a policy regarding the royalty.

During 2006, MSC signed agreements with third party providers relating to the development of the San José/Huevos Verdes project. Our 49% portion of these commitments is approximately $7,410,000 however we have no contractual obligation to pay them. The commitments will be paid by MSC out of the project loan facility.

We are obligated to fund our 49% of costs at San José that are not funded by project financing as well as 49% of capital contributions or our ownership will be diluted. In December 2006, the shareholders of MSC agreed to increase the share capital of MSC by $12,000,000, of which $5,880,000 represented Minera Andes’ 49% portion. Minera Andes paid this amount in March 2007.

UNDERTAKINGS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MINERA ANDES INC. Registrant

By:	/s/ Allen V. Ambrose	By:	/s/ William V. Schara
	Allen V. Ambrose, President and Chief Executive Officer		William V. Schara, Principal Accounting and Financial Officer

Date:	April 27, 2007	Date:	April 27, 2007

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this annual report on Form 40-F.

Exhibit	Description

99.1	Audited Annual Financial Statements

99.2	Management’s Discussion and Analysis

99.3	Consent of BDO Dunwoody LLP

99.4	Chief Executive Officer’s Section 302 Certification

99.5	Chief Financial Officer’s Section 302 Certification

99.6	Chief Executive Officer’s Section 906 Certification

99.7	Chief Financial Officer’s Section 906 Certification

Note:	All of the Exhibits listed above were filed with the original Form 40-F and are available on the SEC’s EDGAR system at www.sec.gov. Copies of Management’s Discussion and Analysis of Financial Condition and Plan of Operations and the Audited Annual Financial Statements are also included in our annual report to shareholders.

MINERA ANDES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND PLAN OF OPERATIONS

This discussion and analysis of financial condition and plan of operations is prepared as at April 17, 2007 and should be read in conjunction with our audited consolidated financial statements and notes thereto for the years ended December 31, 2006 and 2005 which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Differences from U.S. GAAP are described in Note 12 to the audited consolidated financial statements. These statements along with additional information relating to Minera Andes are available on SEDAR at www.sedar.com and on the SEC’s EDGAR system at www.sec.gov. Financial condition and results of operations are not necessarily indicative of what may be expected in future periods.

All amounts in this discussion are in U.S. Dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

The information in this report includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (“1934 Act”) and applicable Canadian Securities legislation, and is subject to the safe harbor created by those sections. Factors that could cause results to differ materially from those projected include, but are not limited to, results of current exploration activities, the market price of precious and base metals, the availability of joint venture partners or sources of financing, and other risk factors detailed below in “Risk Factors Related to Our Business.”

Overview and Company History

Minera Andes was incorporated in Alberta in July 1994 and went public in November 1995 through an amalgamation with Scotia Prime Minerals, Incorporated, also an Alberta corporation. We are a reporting issuer in Alberta, British Columbia, Saskatchewan, Ontario and Nova Scotia and trade our common shares on the Toronto Stock Exchange (“TSX”) under the symbol MAI (prior to February 7, 2007 we traded on the TSX Venture Exchange). We are also a Form 40-F filer in the U.S. and trade on the NASD OTC Bulletin Board under the symbol MNEAF.

Our business grew out of a program begun by N.A. Degerstrom, Inc. (“Degerstrom”), a contract mining company based in Spokane, Washington, to identify properties in Argentina that possessed promising mineral potential. Based on the study of available remote sensing satellite data and experience gained from drilling work performed by Degerstrom, beginning in 1991 Degerstrom identified a number of areas which it believed had exploration potential and began the process of filing applications for exploration concessions with the provincial governments in Argentina and negotiating option agreements with private landowners. Degerstrom conveyed these property interests to Minera Andes in 1995.

In July 2003, we announced that Hochschild Mining plc (“Hochschild”) (formerly Mauricio Hochschild & Cia. Ltda. S.A.) had acquired 51% of the shares of the project company, Minera Santa Cruz S.A. (“MSC”), upon satisfaction of the vesting requirements of the Option and Joint Venture Agreement for the development of the San José gold/silver project in southern Argentina. The agreement required Hochschild to expend US$3 million on the further exploration and development of the San José project, owned by MSC, in order to vest. Minera Andes holds a 49% interest in MSC through our subsidiary, Minera Andes S.A. (“MASA”).

Through 2003, Degerstrom provided management services to us and acted as operator of our properties and projects pursuant to an operating agreement entered into in March 1995 (“Operating Agreement”). Under the Operating Agreement, Degerstrom operated and managed the exploration program on all properties and provided related offsite administrative assistance as required. On December 2, 2003, we cancelled our Operating Agreement with Degerstrom, effective December 31, 2003.

Our current properties and projects consist of mineral rights and applications for mineral rights covering approximately 410,000 acres (166,130 hectares) in three Argentine provinces. The lands comprise option-to-purchase contracts, exploration, and mining agreements and direct interests through our filings for exploration concessions. At December 31, 2006, we were in the exploration stage, had interests in properties in three provinces in the Republic of Argentina, and were expecting production to begin in the second quarter of 2007 at the San José project in Santa Cruz province, southern Argentina.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Our management office is 111 E. Magnesium Road, Suite A, Spokane, Washington, 99208, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered address is 7415B 35th Ave. N.W., Calgary, Alberta, T3B 1T4 Canada.

Highlights for 2006

Significant achievements during the year include:

•

The San José mine entered into the final construction stages and is scheduled to start up in the second quarter of 2007. During construction approximately 700 people are working at the site and when construction is complete the mine will be staffed by approximately 450 personnel.

•	A 21, 241-meter drilling program was completed at the San José project which increased silver and gold reserves by approximately 71% from the reserves announced in October 2005.

•

We reported the discovery of significant high-grade copper at the Los Azules property in Argentina. An eleven hole drill program returned intervals up to 1.62% copper over 221 meters and 1.00% copper over 173 meters in separate holes.

•

MSC arranged an in-house financing facility for up to $55 million from a Hochschild subsidiary to complete construction of the San José mine. The loan will be repaid only from MSC cash flow eliminating the need for typical bank required hedging of the gold and silver production. Also the loan is unsecured except for a security interest over Minera Andes’ right to payments from MSC and a charge over MSC’s accounts and money deposited therein.

•

Shareholders voted by a margin of 97% to approve a second private placement with Mr. Robert McEwen, founder and past Chairman of Goldcorp Inc. With the closing of the second private placement and other purchases of stock during 2006, Mr. McEwen acquired approximately 30% of the issued and outstanding common shares of Minera Andes and became the largest shareholder of the company.

•

In December 2006, we received conditional listing approval to list our common shares on the TSX and we began trading on the TSX in February 2007. Trading on a senior exchange allows more investors to participate in our shares and is expected to benefit all shareholders.

•	We acquired several new exploration land packages in Argentina, and continued to pursue new growth opportunities.

Trends Affecting our Operations During 2006

Precious metals prices have now trended generally upward for nearly six years. Silver prices have increased from a low of $4.30 in early April 2001 to $12.90 per ounce in December 2006, an average annual increase of 21%. Gold prices have increased from a low of $256 in early April 2001 to $635 per ounce in December 2006, an average annual increase of 17%. The higher precious metals prices increased our ability to equity finance during 2005 and 2006 as well as obtain other forms of financing.

The market for precious metal company equities generally strengthened during 2005 and 2006. Our common share price began the year at Cdn$0.65 and ended the year at Cdn$1.52. The increased interest in investing in gold and gold mining companies during the past four years has made exploration and development capital more readily available. As a result, we successfully raised $12.9 million of new equity funds during 2005 and $21.7 million in 2006, including option and warrant exercises. We used portions of the cash to make joint venture payments, acquire new exploration properties in Argentina, and to fund exploration and development activities at the San José project and other projects in our property portfolio. In 2007 we anticipate using our cash to maintain our interest in the San José project, to fund other exploration activities, and for other general corporate purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Outlook and Strategy

Our principal business and development strategy is locating, acquiring, exploring, and, if warranted, developing mineral properties located in the Republic of Argentina. We carry out our business by acquiring, exploring, and evaluating mineral properties through our ongoing exploration program, and either joint-venturing or developing these properties further, or disposing of them if the properties do not meet our requirements.

Major goals and focus for 2007 and 2008 include the following:

•	Begin production at the San José mine by mid-2007. Forecast production is 60,633 ounces of gold and 3,119,533 ounces of silver per year. Minera Andes’ attributable share of this is 49%.

•	Double production at the San José mine by the end of 2008. Estimated initial production is 750 t/day and the plant and infrastructure are currently being constructed to be upgraded to 1,500 t/day.

•	Increase reserves and resources at the San José project. MSC plans to conduct a drilling program consisting of approximately 145 holes totaling 38,228 meters on 14 targets during 2007.

•

Complete the preliminary economic assessment on the Los Azules project by approximately mid-2008. We continued drilling on the project during the first quarter of 2007 and expect to complete the drilling during the next drill season (approximately mid-December 2007 through mid-March 2008). After the drilling is completed, three to four months time will be needed to assess the data.

•

Develop our other 100%-owned properties that have characteristics similar to the San José project. We plan to spend a minimum of $500,000 during 2007, subject to available finances, on other gold/silver properties in the Santa Cruz province in Argentina.

As more fully disclosed below in “Risk Factors Related to Our Business”, numerous factors could cause our estimates and expectations to be wrong or could lead our management to make changes in our plans. Under any of these circumstances, the estimates described above would likely change materially.

Argentina

Recent Mining and Economic History in Argentina

Argentina is the second largest country in South America, over 2.7 million sq. km in area. In 1983, Argentina returned to a multiparty democracy, which brought to an end nearly a half century of military intervention and political instability. The country then began to stabilize; however, it was not until 1989, with the election of the government under President Carlos Menem, that Argentina’s economy began to improve. Menem initiated economic reforms that included the privatization of many state companies and the implementation of the Convertibility Plan, which fixed the Argentine peso to the U.S. dollar at par, fully backed by reserves of foreign exchange, gold and dollar-denominated bonds of the Central Bank of Argentina. Results of the reforms were positive; Argentina’s gross domestic product grew at up to 8% per annum in the early 1990s and inflation dropped to between 1% and 3% per annum. However, following a recession in 1999 and 2000, a severe political and economic crisis occurred in late 2001. In early 2002 the government chose to devalue the peso, first to $1.00 to Peso$1.40, before allowing the Peso to float in February 2002. The economic reforms associated with the devaluation of the Peso included the conversion of all U.S. dollar denominated contracts into Pesos on a one-to-one basis and all US dollar bank accounts into Pesos. At the beginning of January 2005 the Peso stood at Peso$2.98 to $1.00; at the end of December 2006, the peso stood at Peso$3.062 to $1.00.

In 1993, the Mining Investments Act instituted a new system for mining investment to encourage mineral

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

exploration and foreign investment in Argentina. Key incentives provided by the Act include guaranteed tax stability for a 30-year period, 100% income tax deductions on exploration costs, accelerated amortization of investments in infrastructure, machinery and equipment, and the exemption from import duties on capital goods, equipment and raw materials used in mining and exploration. Repatriation of capital or transfer of profits is unrestricted. Argentina’s mineral resources, administered by its 23 provinces, are subject to a provincial royalty capped at 3% of the “mouth of mine” value of production, although provinces may opt to waive this royalty.

Argentina’s mineral potential is largely unexplored, particularly in comparison to that of its immediate neighbors and, as a consequence, information pertaining to the country’s resource base is lacking. We initiated gold exploration in Argentina in 1991, in conjunction with Degerstrom. Our exploration efforts initially focused on evaluating prospects generated by 1960’s United Nations development exploration programs and on targets generated by satellite image analysis. We developed techniques of processing and interpreting satellite imagery to assist in identifying promising exploration targets. Currently, we are completing exploration work that includes geophysical surveys, mechanical trenching and reverse-circulation drilling on the most advanced targets in our property portfolio, and conducting grassroots exploration to evaluate our other properties and to generate new targets.

Property and Title in Argentina

The laws, procedures and terminology regarding mineral title in Argentina differ considerably from those in the United States and in Canada. Mineral rights in Argentina are separate from surface ownership and are owned by the federal government. Mineral rights are administered by the provinces. The following summarizes some of the Argentinean mining law terminology in order to aid in understanding our land holdings in Argentina.

1.	Cateo: A cateo is an exploration concession which does not permit mining but gives the owner a preferential right to a mining concession for the same area. Cateos are measured in 500 ha unit areas. A cateo cannot exceed 20 units (10,000 ha). No person may hold more than 400 units in a single province. The term of a cateo is based on its area: 150 days for the first unit (500 ha) and an additional 50 days for each unit thereafter. After a period of 300 days, 50% of the area over four units (2,000 ha) must be dropped. At 700 days, 50% of the area remaining must be dropped. Time extensions may be granted to allow for bad weather, difficult access, etc. Cateos are identified by a file number or “expediente” number. Cateos are awarded by the following process:

a.	Application for a cateo covering a designated area. The application describes a minimum work program for exploration;

b.	Approval by the province and formal placement on the official map or graphic register;

c.	Publication in the provincial official bulletin;

d.	A period following publication for third parties to oppose the claim;

e.	Awarding of the cateo.

The length of this process varies depending on the province, and commonly takes up to two years. Accordingly, cateo status is divided into those that are in the application process and those that have been awarded. If two companies apply for cateos on the same land, the first to apply has the superior right. During the application period, the first applicant has rights to any mineral discoveries made by third parties in the cateo without its prior consent. While it is theoretically possible for a junior applicant to be awarded a cateo, because applications can be denied, we know of no instances where this has happened.

Applicants for cateos may be allowed to explore on the land pending formal award of the cateo, with the approval of the surface owner of the land. The time period after which the owner of a cateo must reduce the quantity of land held does not begin to run until 30 days after a cateo is formally awarded. Our goal is to determine whether our cateos contain commercial grade ore deposits before portions of the cateos must be relinquished. Our ability to do so is dependent upon adequate financing for exploration activities. It is likely that several of our cateos will be relinquished after preliminary exploration because no promising mineral deposits have been discovered.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Until August 1995, a “canon fee”, or tax, of Peso$400 per unit was payable upon the awarding of a cateo. A recent amendment to the mining act requires that this canon fee be paid upon application for the cateo.

2.	Mina: To convert an exploration concession to a mining concession, some or all of the area of a cateo must be converted to a “mina”. Minas are mining concessions which permit mining on a commercial basis. The area of a mina is measured in “pertenencias”. Each mina may consist of two or more pertenencias. “Common pertenencias” are six hectares and “disseminated pertenencias” are 100 ha (relating to disseminated deposits of metals rather than discrete veins). The mining authority may determine the number of pertenencias required to cover the geologic extent of the mineral deposit in question. Once granted, minas have an indefinite term assuming exploration development or mining is in progress. An annual canon fee of Peso$80 per pertenencia is payable to the province.

Minas are obtained by the following process:

a.	Declaration of manifestation of discovery in which a point within a cateo is nominated as a discovery point. The manifestation of discovery is used as a basis for location of pertenencias of the sizes described above. Manifestations of discovery do not have a definite area until pertenencias are proposed. Within a period following designation of a manifestation of discovery, the claimant may do further exploration, if necessary, to determine the size and shape of the orebody.

b.	Survey (“mensura”) of the mina. Following a publication and opposition period and approval by the province, a formal survey of the pertenencias (together forming the mina) is completed before the granting of a mina. The status of a surveyed mina provides the highest degree of mineral land tenure and rights in Argentina.

3.	Estaca Minas: These are six-hectare extensions to existing surveyed minas that were granted under previous versions of the mining code. Estaca minas are equivalent to minas. New Estaca minas were eliminated from the mining code in August 1996.

4.	Provincial Reserve Areas: Provinces are allowed to withdraw areas from the normal cateo/mina process. These lands may be held directly by the province or assigned to provincial companies for study or exploration and development.

All mineral rights described above are considered forms of real property and can be sold, leased or assigned to third parties on a commercial basis. Cateos and minas can be forfeited if minimum work requirements are not performed or if annual payments are not made. Generally, notice and an opportunity to cure defaults is provided to the owner of such rights.

Grants of mining rights, including water rights, are subject to the rights of prior users. Further, the mining code contains environmental and safety provisions administered by the provinces. Prior to conducting operations, miners must submit an environmental impact report to the provincial government describing the proposed operation and the methods to be used to prevent undue environmental damage. The environmental impact report must be updated biennially, with a report on the results of the protection measures taken. If protection measures are deemed inadequate, additional environmental protection may be required. Mine operators are liable for environmental damage. Violators of environmental standards may be caused to shut down mining operations.

Mineral Properties and Exploration

Los Azules Project

The Los Azules project was discovered by Minera Andes’ geologists through regional exploration near the Argentina/Chile border in San Juan province, Argentina. In November of 2005, a non-binding letter of intent

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

was signed with Xstrata Copper regarding the Los Azules porphyry copper project. Xstrata Copper and Minera Andes had been working on separate, adjoining properties that straddle a large copper porphyry system now consolidated into one package under the letter of intent. Xstrata Copper is one of the commodity business units within Xstrata plc.

In the letter of intent Minera Andes has the right to earn a 100% interest in Xstrata Copper’s property by spending at least $1.0 million on the property over the next four years, making payments to keep the property in good standing and producing a preliminary economic assessment (to NI 43-101 standards). If the preliminary assessment shows the project to be potentially economically viable and can be expected to produce 100,000 tonnes of copper per year for 10 years then Xstrata Copper will have a one time back-in right to earn a 51% interest in the combined properties by making a cash payment to Minera Andes of three times its expenditures on the property, completing a bankable feasibility study within five years and assuming underlying property commitments. In the event that the preliminary assessment does not meet the size criterion contemplated above, Xstrata Copper would retain a first right of refusal on any subsequent sale of the property. Minera Andes is currently in negotiations with Xstrata Copper to complete a definitive joint venture agreement for the project. There can be no assurance that the parties will reach agreement to form a joint venture over their respective holdings at Los Azules.

The combined Minera Andes-Xstrata Copper property package (approx. 7,500 Ha) encompasses a large, enriched (chalcocite) copper zone at Los Azules. The overall target area is approximately 2,700 meters by 700 meters as currently defined.

In May 2006, we reported the discovery of significant high-grade copper at the Los Azules property. An eleven hole drill program returned intervals up to 1.62% copper over 221 meters and 1.00% copper over 173 meters in separate holes. The new drilling tested mineralization on both Minera Andes’ lands and adjacent Xstrata Copper lands subject to the letter of intent. Significant results are as follows:

Table 1. Significant 2006 Drilling Results at Los Azules
		Intersection			Total Copper (%)
Drill Hole	TD (m)	From (m)	To (m)	Interval (m)
AZ-06-10 (core)	261.35	174	261.35	87.35	0.83
AZ-06-11 (core)	270.7	158.7	270.7	158.7	0.51
AZ-06-14 (core)	224.55	136	178	42	1.13
Includes:		136	158	22	1.40
AZ-06-17 (core)	183.5	66	183.5	117.65	0.63
Includes:		66	124	58	0.84
AZ-06-19 (core)	299.4	78.25	299.4	221.15	1.62
Includes:		78.25	116	37.75	2.22
Includes:		134	146	12	3.94
AZ-06-20 (core)	253.3	80	253.3	173.3	1.00
Includes:		80	98	18	1.69
Includes:		98	182	84	1.12

The eleven reconnaissance core holes, totaling 3,426 meters, were drilled to depths of between 133 to 316 meters. The primary focus of the drilling was to test the grade and continuity of known leachable (chalcocite) copper mineralization identified in prior drill campaigns (see Table 2). Drilling at Los Azules continues to encounter features typical of many porphyry copper systems. In the discovery zone, strongly leached cap rock extends from the subcrop to as much as 161 meters beneath the surface followed by an enriched zone of secondary copper mineralization (chalcocite) overlying a zone of mixed secondary and primary (chalcopyrite) copper mineralization. The majority of holes shown in Table 1 ended in mineralization. Drill holes AZ-06-12, 13, 15, 16, and 18 returned lower copper values ranging from nil to 0.5% copper.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Table 2. Significant Drilling Results at Los Azules, 1998 to 2004
	TD (m)	Intersection		Interval (m)	Total Copper (%)
Drill Hole		From (m)	To (m)
AZ-04-01 (core)	195	130	195	56	0.62
Includes:		150	192	36	0.82
AZ-04-02 (core)	330.5	164	304	140	0.38
Includes:		164	190	26	0.47
Includes:		230	304	72	0.42
AZ-04-04 (core)	300.8	162	282	120	0.54
Includes:		162	202	40	0.59
Includes:		236	282	46	0.64
AZ-04-07 (core)	168.8	96	152	56	0.44
Includes:		126	152	26	0.58
LA-04-98 (RC)	250	117	250	133	0.47
LA-06-98 (RC)	250	61	250	189	0.44
Includes:		157	250	93	0.64
LA-08-98 (RC)	220	77	220	143	0.55
Includes:		103	220	117	0.61
LA-03-04 (RC)	226	94	226	132	0.40
Includes:		104	114	10	1.12

Drilling continued on the Los Azules property in the first quarter of 2007. A total of 12 holes (4,141 meters) were completed and we are expecting the results by mid-2007. We estimate an additional 22 holes (approximately 8,000 meters of drilling) are needed to complete the preliminary economic assessment. We expect to finish drilling them during the next drilling season which will begin approximately in December 2007 depending on weather.

San José Project

The San José project area is made up of one cateo and 46 manifestations of discovery totaling 40,499 hectares located in the western half of the province of Santa Cruz. The project is held by MSC, the corporation co-owned by Minera Andes (49%) and project operator Hochschild (51%). Hochschild has over forty years experience in the exploration, evaluation and extraction of precious metal epithermal vein deposits in South America. In addition, Hochschild has extensive experience in underground mining and operates three underground epithermal vein mines located in southern Peru that are geologically similar to the San José project.

The San José mine, located within the San José project, is in the final construction stages and scheduled to start up in the second quarter of this year. Approximately nine kilometers of underground workings have been developed at the mine along with the associated infrastructure. Completion of construction of the processing plant is underway, where the final product will be a silver/gold doré. This year mining will begin at the Huevos Verdes and Frea veins. All of the personnel have been hired for the mine and the processing plant personnel are currently being hired. During construction approximately 700 people are working at the site and when construction is complete the mine will be staffed by approximately 450 personnel.

In 2006, a 21,241 meter drilling program increased silver and gold reserves by approximately 71% from the reserves announced in the news release of October 24, 2005. The highlights of the new reserve estimate published by Hochschild and the expected initial mine production are as follows:

•

Proven and probable mineral reserves at December 31, 2006 are: 1,958,430 tonnes (t) with an average grade of 7.2 g/t gold and 450 g/t silver (using a cutoff off grade of $75/t - using a price of $500/oz for gold and $8.50/oz for silver).

•	Gold contained: 453,348 ounces proven and probable reserves

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

•	Silver contained: 28,334,242 ounces proven and probable reserves

•	Forecast average operating costs of: $200 per ounce of gold equivalent from October 2005 feasibility study

•	Mine life increased from 4.3 years to 6.8 years

The new San José mineral resource and reserve estimates, mine life, and mining rates, disclosed herein are from a report provided by our joint venture partner Hochschild which have been reported according to JORC code and use JORC categories that are recognized under Section 7.1(b) of NI 43-101. Minera Andes will have its independent qualified persons review the disclosure made herein and will have an independent technical report prepared and filed as soon as practicable. Investors should consider this in their investment decisions.

The drilling completed on the San José mine at year end 2006 increased the project mine life by 58% from 4.3 years (as previously announced from the results of the feasibility study in October 2005) to 6.8 years. The new mineral reserves indicate an increase of approximately 71% in contained gold and silver and the mine now contains over 55 million silver equivalent ounces in the proven and probable categories (see reserve tables below). Inclusive of reserves the mineral resources (measured and indicated) on the property now total approximately 58.8 million silver equivalent ounces plus an additional 12.2 million silver equivalent ounces in the inferred category. This increase is primarily due to the addition of the Kospi vein to the reserve/resource category.

The Kospi vein is the first of the four new veins discovered on the property in the last 18 months to be drilled and placed into the reserve category. Sufficient drilling has not yet been done on the other veins to include them in the reserve category.

At December 31, 2006 total unaudited measured and indicated resources at the San José Project were 480,197 ounces of gold and 29.9 million ounces of silver, contained in 1.8 million tonnes grading 8.36 g/t gold and 522 g/t silver. An additional 99,015 ounces of gold and 5.9 million ounces of silver, in 317,824 tonnes, grading 9.69 g/t gold and 576 g/t silver are classified as inferred resources. The cutoff grade used to calculate the resources is $45/t (using a price of $500 for gold and $8.50 for silver).

Mineral Resources – Measured and Indicated*

	Grades		Classified Resource			Contained Ounces
Area Resources (12/31/06)	Au (g/t)	Ag (g/t)	Total Resource (t)	Measured (t)	Indicated (t)	Gold (oz)	Silver (oz)	Silver equivalent (oz)
HUEVOS VERDES	7.47	551	563,266	216,026	347,240	135,277	9,978,292	18,094,912
FREA	10.29	417	609,338	82,448	526,890	201,588	8,169,310	20,264,590
KOSPI	7.25	601	613,975	—	613,975	143,113	11,863,592	20,450,372
Total Project Oct. 21, 2005	9.32	494	1,097,000	167,000	930,000	327,153	17,343,200	36,972,380
Total Project Dec. 31, 2006	8.36	522	1,786,579	298,473	1,488,106	480,197	29,983,584	58,795,404
Percentage change			+63			+47	+73	+59

*	Note: Contains 100% of the resources exclusive of inferred resources, Minera Andes ownership of the project is 49%. Resources are inclusive of reserves. Silver/gold equivalency 1oz Au = 60 oz Ag.

At December 31, 2006 the unaudited proven and probable mineral reserves, based on an overall cutoff off grade of $75/t (using a price of $500/oz for gold and $8.50/oz for silver), are 1.96 million tonnes at 7.2 g/t gold and 450 g/t silver, containing 453,348 ounces of gold and 28,334,242 ounces of silver. The reserves also take into account marginal blocks of ore located on the periphery of higher grade zones. The cutoff grade for these blocks was $45/t. The marginal cutoff grade was defined by the value of ore, which meets the variable costs, but not the fixed costs. A 15% unplanned dilution and a 5% mining loss are used in the calculation for the October 21, 2005 reserves and a 12% unplanned dilution and 2% mining loss has been used in the December 31, 2006 reserve calculations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Mineral Reserves - Proven and Probable*

	Grades		Classified Reserve			Contained Ounces
Area Reserves (12/31/06)	Au (g/t)	Ag (g/t)	Total Reserve (t)	Proven (t)	Probable (t)	Gold (oz)	Silver (oz)	Silver Equivalent (oz)
HUEVOS VERDES	6.26	464	604,797	224,016	380,781	121,724	9,022,329	16,325,769
FREA	9.14	367	657,145	76,354	580,791	193,108	7,753,867	19,340,347
KOSPI	6.22	515	696,490	—	696,490	139,282	11,532,227	19,889,147
Total Project Oct. 21, 2005	7.7	406	1,160,859	174,241	986,626	288,094	15,229,380	32,515,020
Total Project Dec. 31, 2006	7.2	450	1,958,430	300,370	1,658,062	453,348	28,334,242	55,535,122
Percentage change			+69			+57	+86	+71

*	Note: Contains 100% of the reserves, Minera Andes ownership of the project is 49%. Silver/gold equivalency 1oz Au = 60 oz Ag.

The resource and reserve estimates are based on 11 trenches, 382 core holes, 32 reverse circulation holes and 1,975 samples taken from underground workings constructed at Huevos Verdes, Frea, and Kospi. The nominal spacing in both zones is 35 meters along strike (horizontally) and 50 meters vertically and 50 meters by 50 meters at Kospi.

The following summarizes the key assumptions, parameters and methods used in the Resource and Reserve estimates:

•

Gold assays were cut to 120 g/t, 20 g/t, 80 g/t and 100 g/t at Huevos Verdes South, Central, North and Frea, and 30 g/t at Kospi, respectively. Silver assays were cut to 10,000 g/t, 1,000 g/t, 8,000 g/t and 4,000 g/t at Huevos Verdes South, Central, North and Frea, and 3,500 g/t at Kospi, respectively.

•

Density was assigned as an average to the three principal mineralized zones, Huevos Verdes, Frea, and Kospi. The values used for the estimate are 2.595 t/m3 for Huevos Verdes, 2.611 t/m3 for Frea and 2.62 t/m3 for Kospi.

•	The geological model for both Huevos Verdes and Frea zones was developed using a series of northeast oriented sections spaced approximately 10 meters to 50 meters apart.

•	Assays were composited to full vein-width interval.

•	The estimation is done using Ordinary Kriging coupled with oriented search ellipses.

•	Block grades were estimated based on interpretation of geological parameters logged in drill holes.

•	Included in the resource estimate are 1,791 samples taken from the underground workings at 2 meter intervals.

Allen V. Ambrose, Minera Andes’ president, who is an appropriately qualified person as defined by National Instrument 43-101, has reviewed the reports and data used to prepare the tables for mineral resources and reserves shown above.

In March 2007, an aggressive program was approved by the joint venture partners with the goal of adding new reserves and resources, and identifying new veins to increase mine life and facilitate the expansion of production at the San José Mine. Currently, a total of 40 kilometers of vein trend has been identified on the San José property. Extensive drilling has been conducted on only 15% or about 4 km of veins that make up the reserve and resource base for the imminent startup of the San José mine. The proposed program will consist of exploration and the drilling of approximately 145 holes totaling 38,228 meters on 14 targets. The program will cost approximately $4 million and start with drilling the southern and northern extensions of the Frea vein.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Currently the Frea vein makes up approximately 50% of the reserves on property and has only been explored for about 0.5 km of strike length. Over half of the drilling program will concentrate on different parts of the Frea vein.

Other Mineral Properties

In addition to the Los Azules and San José properties, we own 100% of other mineral exploration properties, primarily silver and gold properties in the Santa Cruz province, totaling 89,775 hectares (221,835 acres). These properties reveal numerous similarities to the San José property. Other prospects contain structures with sinterlike quartz veining and anomalous arsenic and mercury. We plan to spend a minimum of $500,000, subject to available financing, in exploration on these properties in the coming year.

All our exploration programs are supervised by Brian Gavin, vice president of exploration, who has reviewed the exploration programs and is the qualified person under Canada’s National Instrument 43-101.

Selected Annual Information

	December 31, 2006	December 31, 2005	December 31, 2004
Financial results
Net loss	$10,772,440	$3,634,060	$2,058,905
Basic and diluted loss per common share	.08	.04	.03
Financial position
Total assets	48,986,553	25,452,826	12,109,540
Total long-term liabilities	9,893,330	—	—
Cash flow
Cash used in operating activities	(1,789,156)	(1,441,846)	(904,368)
Cash used in investing activities	(16,929,581)	(12,817,344)	(5,630,440)
Cash provided by financing activities	17,648,799	15,846,929	6,027,286
Increase (decrease) in cash and cash equivalents	(1,069,938)	1,587,739	(507,522)
Cash and cash equivalents, beginning of period	3,314,559	1,726,820	2,234,342
Cash and cash equivalents, end of period	2,244,621	3,314,559	1,726,820

Summary of Quarterly Results

Quarter ended	12/31/06	9/30/06	6/30/06	3/31/06	12/31/05	9/30/05	6/30/05	3/31/05
Net loss	8,149,816	777,110	1,277,664	567,849	2,045,649	452,240	681,976	454,195
Per share	.05	.02	.01	.01	.02	.00	.01	.01
Basic and diluted loss per common share	.05	.02	.01	.01	.02	.00	.01	.01

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Results of Operations

2006 compared to 2005

In 2006, our net loss was $10.8 million (8 cents per share) compared with a net loss of $3.6 million (4 cents per share) in 2005. The difference was caused primarily by stock option compensation and write-off of deferred exploration costs being $4.3 million and $1.7 million greater, respectively, in 2006 than in 2005. Our general and administrative costs were $7.0 million in 2006 compared to $2.3 million in 2005. The difference was caused primarily by the difference in stock option compensation between the two years. The following table summarizes other significant changes in operations in 2006 compared to 2005.

Description	2006	2005
Legal, audit and accounting fees(1)	$619,729	$267,225
Consulting fees(2)	1,766,655	595,752
Office overhead and administration fees(3)	382,595	308,037
Wages and benefits(2)	4,064,959	858,969

Notes:

(1)	Legal, audit and accounting fees increased this year due to an increase in audit fees and accounting fees related to Sarbanes-Oxley compliance.

(2)	Consulting fees and wages and benefits increased primarily because $1,167,096 and $3,093,698 more in stock option compensation, respectively, were expensed in 2006 than in 2005.

(3)	Office overhead and administration fees included public and investor relations program expenses, advertising and numerous conferences attended during the year.

In 2007 we will be continuing the prospecting, acquisition, exploration and evaluation of property interests that have been our hallmark since our inception, and we will focus on the Santa Cruz, and San Juan properties. As in the past, if a property or program does not meet our requirements in the future, costs associated with abandonment of the property or program will result in a charge to operations. For this reason, we may incur additional write-offs in future periods, although the amounts of such write-offs are difficult to predict, as they will be determined by the results of future exploration activities.

Having completed an impairment review, we determined to write-off $1,712,633 of mineral properties and deferred exploration costs relating to Santa Cruz Cateos project in 2006 (2005 – nil).

Mineral property and deferred exploration costs in 2006 amounted to $2.8 million compared to $1.6 million in 2005.

The following table summarizes the significant changes in exploration expense for 2006 compared to 2005.

Description	2006	2005
Consulting	$163,333	$149,156
Drilling	850,803	396,110
Equipment rental	240,597	84,303
Geology	504,832	317,653
Legal	125,012	88,985
Property and mineral rights	221,334	41,484
Travel	215,540	106,677

Significant differences between years were due to increased exploration activity in 2006 primarily at the Los Azules property.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

2005 compared to 2004

In 2005, our net loss was $3.6 million (4 cents per share) compared with a net loss of $2.1 million (3 cents per share) in 2004. Our general and administrative costs were $2.3 million in 2005 compared to $1.7 million in 2004. The following table summarizes the significant changes in operations in 2005 compared to 2004.

Description	2005	2004
Legal, audit and accounting fees(1)	$267,225	$235,973
Consulting fees(2)	595,752	527,838
Foreign exchange(3)	82,245	(260,549)
Office overhead and administration fees(4)	308,037	526,279
Wages and benefits(5)	858,969	508,943

Notes:

(1)	Audit and accounting fees increased this year due to an overall increase in audit fees.

(2)	Consulting fees increased in 2005 due to our increased public and investor relations program. Stock option compensation relating to consultants, valued at $239,953 and $127,516, was expensed to consulting fees in 2005 and 2004, respectively.

(3)	We realized a loss in foreign exchange in 2005. This is mostly related to the effect of a strengthening U.S. dollar offset by the associated impact on the value of cash equivalents invested in Canadian dollar instruments.

(4)	Office overhead included public and investor relations program expenses, advertising and numerous conferences attended during the year. Office overhead was higher in 2004 due to a substantial mailing.

(5)	Stock option compensation relating to employees and directors, valued at $569,140 and $478,020, was expensed to wages and benefits expense in 2005 and 2004, respectively.

Contractual Obligations, Contingent Liabilities and Commitments

We enter into operating leases in the normal course of business. Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to renew the lease. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional lease agreements. In addition we also enter into loan facilities as sources of financing for our advanced projects.

Our lease and loan obligations as at December 31, 2006 are as follows:

Contractual Obligations		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt (1)	$9,800,000	$—	$9,800,000	$—	$—
Operating Lease Obligations (2)	85,830	43,518	27,912	14,400	—
Purchase Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—
Total	$9,885,830	$43,518	$9,827,912	$14,400	$—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

(1)	Under terms of the of a project financing facility for the San José mine, a subsidiary of Hochschild will lend 51% of a bridge loan and permanent financing directly to MSC and 49% of the loan will be lent to Minera Andes which in turn will lend the funds to MSC. The amount shown above is the loan that Minera Andes owes Hochschild and is mirrored by a loan in equal amount that MSC owes Minera Andes. The loan will be paid out of cash flow from the mine. See Note 4b in the December 31, 2006 consolidated financial statements for additional details.

(2)	Contingency consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.

The table of contingencies above does not include the following:

On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom, Inc. a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production. Our obligation expires December 31, 2013. As of December 31, 2006 no payments are required under this agreement.

In addition, mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Rio Negro, San Juan, Santa Cruz and Chubut have not yet established a policy regarding the royalty.

During 2006, MSC signed agreements with third party providers relating to the development of the San José/Huevos Verdes project. Our 49% portion of these commitments is approximately $7,410,000 however we have no contractual obligation to pay them. The commitments will be paid by MSC out of the project loan facility.

We are obligated to fund our 49% of costs at San José that are not funded by project financing as well as 49% of capital contributions or our ownership will be diluted. In December 2006, the shareholders of MSC agreed to increase the share capital of MSC by $12,000,000, of which $5,880,000 represented Minera Andes’ 49% portion. Minera Andes paid this amount in March 2007.

In March 2007, we received a two-year loan from Macquarie Bank Limited for $7,500,000 of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. See Note 6 in the December 31, 2006 financial statements for additional details.

Outstanding Share Data (as at April 17, 2007):

Class and Series of Security	Number Outstanding		Expiry Date of Convertible Securities	Relevant Terms
Common shares	163,459,506
Stock options	11,205,000 (vested	)	Various (June 27, 2007 to March 21, 2013)	Exercisable for one common share each at Cdn$0.31 to Cdn$ 1.51
Purchase warrants	9,686,143		Various (May 6, 2007 to March 22, 2010)	Exercisable for one common share each at Cdn$0.50 to Cdn$ 2.06

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Liquidity and Capital Resources

Due to the nature of the mining business, the acquisition, exploration, and development of mineral properties requires significant expenditures prior to the commencement of production. To date, we have financed our activities through the sale of equity securities and joint venture arrangements. We expect to use similar financing techniques in the future, however we cannot assure you that we will be successful in our financing activities in the future. Our ability to continue in operation is dependent on our ability to secure additional financing, and while we have been successful in doing so in the past we cannot assure you that we will be able to do so in the future. Management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability to continue as a going concern. Our financial statements do not include the adjustments that would be necessary should we be unable to continue as a going concern.

In recognition of our liquidity and capital resources, our independent public accountants have included a comment in their report on our accompanying consolidated financial statements for the year ended December 2006, that would express substantial doubt as to our ability to continue as a going concern.

Our exploration and development activities and funding opportunities, as well as those of our joint venture partner, may be materially affected by precious and base metal price levels and changes in those levels. The market prices of precious and base metals are determined in world markets and are affected by numerous factors which are beyond our control.

At December 31, 2006, we had cash and cash equivalents of $2.2 million, compared to cash and cash equivalents of $3.3 million as of December 31, 2005. Working capital at December 31, 2006 was a positive $1.6 million compared with a negative $0.6 million at the end of 2005. Net cash used in operating activities during 2006 was $1.8 million compared with $1.4 million in 2005. Investing activities in 2006 used $16.9 million, compared with $12.8 million used in 2005. The increase in investing activity is due to the investment in the San José project.

In 2006, we had private placements which raised proceeds of $3.8 million, net of agents’ commissions, through the issuance of 13,156,689 units at a price of Cdn$0.35 per unit,; gross proceeds of $16.7 million for the exercise of 32,065,957 warrants; gross proceeds of $1.1 million for the exercise of 1,972,632 broker warrants; and $0.4 million for the exercise of 860,000 stock options.

In October 2006, we signed a letter of intent for project financing with an affiliate of Hochschild that included a $20 million bridge loan with MSC, which will be replaced, as soon as reasonably practical, with a permanent financing of $55 million or such higher amount as agreed to by Minera Andes and Hochschild. Under terms of the project financing facility for the San José mine, an affiliate of Hochschild will lend 51% of a bridge loan and permanent financing directly to MSC and 49% of the loan will be lent to Minera Andes which in turn will lend the funds to MSC. As at December 31, 2006, the $20 million bridge loan had been lent to the project; the 49% portion of this which was lent from Hochschild to Minera Andes and in turn lent from Minera Andes to MSC was $9,800,000. As at April 15, 2007, the $20 million bridge loan plus $34 million in advances on the permanent financing facility, a total of $54 million, had been lent to the project; the 49% portion of this which was lent from Hochschild to Minera Andes and in turn lent from Minera Andes to MSC was $26,460,000. See Note 4b of the December 31, 2006 consolidated financial statements for additional details.

In February 2007, the shareholders approved a warrant exercise incentive program. The Company received gross proceeds of Cdn$3.9 million through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Company. See “Subsequent Events” below for further details.

In March 2007, we received a two-year loan from Macquarie Bank Limited for $7,500,000 of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. See Note 6 in the December 31, 2006 consolidated financial statements for additional details.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Through April 15, 2007 and including warrants exercised in the warrant exercise incentive program noted above, we issued 330,000 shares for the exercise of stock options and 6,510,091 common shares for the exercise of purchase warrants for net proceeds of $3,791,241.

In 2005, we received the remaining $3 million of credit on a two-year loan facility of $4 million from Macquarie. All amounts advanced were repaid by December 2006. This facility was provided in two tranches to fund our 49% portion of the costs of completing a bankable feasibility study and related development work for the San José/Huevos Verdes gold/silver project in Argentina. We received $1,000,000 of the first tranche in December 2004. For December 31, 2006, interest expense incurred for the year was $152,577 (2005 - $164,495) totaling $320,985 since inception of this loan, which was all capitalized to the investment in MSC.

Also during 2005, we had private placements which raised proceeds of $12.7 million, net of agents’ commissions, through the issuance of 18,180,450 units at a price of Cdn$0.55 per unit, 2,004,685 units at a price of Cdn$0.35 per unit, and 15,414,740 units at a price of Cdn$0.35; gross proceeds of $9,230 for the exercise of 22,500 warrants; gross proceeds of $258,480 for the exercise of 901,175 broker warrants; and $34,055 for the exercise of 253,500 stock options.

Related Party Transactions

During 2006 and 2005, we incurred the following transactions with related parties: geological consulting to a director totaling $nil and $3,266 and legal fees to a firm in which a director and officer was an associate totaling $55,839 and $50,081, respectively. The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Investor Relations

During 2006 we attended various trade shows and gold conferences to increase awareness in our activities in the mining industry. We also advertised our corporate profile on several Web-based sites and in the news media. In addition, we have retained the services of a media consultant to design company presentations and literature.

Audit Committee

In November 2006, Allan J. Marter, previously a senior financial executive with Golden Star Resources Ltd., of Littleton, CO, joined the board of directors and became Chairman of the audit committee. The other audit committee members are Jack Crabb and Gary Craig. As defined in MI 52-110, all of the audit committee members are “independent” and “financially literate.” Mr. Marter also qualifies as a financial expert, as defined by General Instruction B(8) of Form 40-F.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable U.S. and Canadian securities laws. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under applicable Canadian securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In conducting its evaluation of the effectiveness of the Company’s disclosure controls and procedures, management has concluded that the Company’s disclosure controls and procedures that are in place in place remained effective.

Internal Controls Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes:

•	maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•

providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, Minera Andes’s Chief Executive Officer and Chief Financial Officer have determined that, as of December 31, 2006, the Company’s internal control over financial reporting is effective and have certified Minera Andes’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

Limitations Of Controls And Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex. The most significant accounting policies that are most important to the portrayal of our current financial condition and results of operations relates to mineralization and deferred development costs. Other accounting policies are disclosed in Note 2 of Notes to Consolidated Financial Statements. These financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern.

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be depreciated over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Recent Accounting Pronouncements

Recently issued Canadian and United States accounting pronouncements have been outlined below.

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments (“FAS 155”)- an Amendment of FASB Statements No. 133 and 140.” Among other things, the FAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. FAS No. 155 is effective for fiscal years beginning after September 15, 2006. The adoption of FAS No. 155 is not expected to have a material effect on our consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that adoption of FIN 48 will have on its financial condition or results of operations.

In July 2006, the Canadian Institute Of Chartered Accountants (“CICA”) issued Section 1506, Changes in Accounting Policies and Estimates, and Errors to replace the existing Section 1506, Accounting Changes. This section applies to fiscal years beginning on or after January 1, 2007, and is therefore effective for the Company in fiscal 2008. The Company expects that adoption of Section 1506 will not have a material effect on its financial condition or results of operation.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal year beginning November 15, 2007. The Company expects that adoption of FAS 157 will not have a material effect on its financial condition or results of operation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

In September 2006, the FASB issued SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statement No. 87, 88, 106 and 132R (“FAS 158”). This Statement requires an employer to recognize in its statement of financial position an asset of a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. The Company expects that adoption of FAS 158 will have no impact on its financial condition or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. (“SAB 108”) which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 had no impact on the Company’s financial condition and results of operations.

In February 2007 the FASB issued SFAS No.159, the Fair Value Option for Financial Assets and Financial Liabilities - including an amendment to FAS 115 (“FAS 159”). This standard permits a company to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact FAS 159 will have on its financial condition and results of operations.

In April 2005 the CICA issued Section 1530, Comprehensive Income. This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components. The mandatory effective date for the new Section is for interim and annual financials statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently evaluating the impact that adoption of Section 1530 will have on its financial condition or results of operations.

In 2005 the CICA issued Section 3855, Financial Instruments - Recognition and Measurement. This Section established standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The following four fundamental decisions serve as cornerstones underlying this Section:

1.	Financial instruments and non-financial derivatives represent rights or obligations that meet the definition of assets or liabilities and should be reported in financial statements;

2.	Fair value is the most relevant measurement for financial instruments and the only relevant measure for derivative financial instruments;

3.	Only items that are assets or liabilities should be reported as such in the financial statements; and

4.	Special accounting for items designated as being part of a hedging relationship should be provided only for qualifying items.

The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.

During 2005, the CICA also issued Section 3861, Financial Instruments - Disclosure and Presentation. This section established standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments. This Section also deals with disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes that serve, the risks associated with them

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

and management’s policies for controlling those risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.

Subsequent Events

In February 2007, the shareholders approved a warrant exercise incentive program. The Company received gross proceeds of Cdn$3.9 million through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Company.

The early exercise incentive program pertains to three private placements listed in the table below. Notices regarding the early exercise incentive were delivered to holders of the affected private placements advising the holders of the exercise incentive program. Holders of these warrants had until March 19, 2007 to exercise their warrants to receive the incentive. The following table set forth the number of warrants exercised pursuant to the early exercise incentive program, the funds received and the number of warrants still outstanding:

Warrant price (Cdn$)	Expiry date	Number of warrants exercised	Value of warrants exercised under incentive program (Cdn$)	Number of warrants still outstanding after early exercise
0.50	11/13/2008	851,500	$425,750	878,725
0.55	12/1/2007	935,714	514,643	—
0.70	3/22/2010	4,219,544	2,953,680	2,012,409
Total		6,006,758	$3,894,073	2,891,134

Under the exercise incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles to holder to acquire a common share of the Company at the price of Cdn$1.75 per share until September 19, 2008. The New Warrants and common shares issuable upon exercise of the New Warrants will be subject to a four-month and one-day hold period.

For those warrant holders who did not take part in the early exercise incentive program, the existing warrants held will continue to be exercisable for common shares under the original terms of the private placement. However, the holder is not entitled to receive any new incentive warrants.

Through April 17, 2007 and including warrants exercised in the exercise incentive program noted above, we issued 410,000 shares for the exercise of stock options and 6,510,091 common shares for the exercise of purchase warrants for net proceeds of $3,819,589.

Risk Factors Related to Our Business

You should consider the following discussion of risks in addition to the other information contained in or included by reference in this Management’s Discussion and Analysis. In addition to historical information, the information in this Management’s Discussion and Analysis contains “forward-looking” statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this Management’s Discussion and Analysis. The risks below address material factors that may affect our future operating results and financial performance.

FINANCIAL RISKS

A substantial or prolonged decline in metal prices, particularly gold, silver or copper, would have a material adverse effect on us.

The price of our common shares, our financial results, and our exploration and development have

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

previously been, and would in the future be, significantly adversely affected by a substantial or prolonged decline in metal prices. Metal prices are volatile and are affected by numerous factors beyond our control such as the sale or purchase of metals by various central banks and financial institutions, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional demand, and the political and economic conditions of major mining countries throughout the world. Any drop in the price of metals could adversely impact our future revenues, profits and cash flows. In particular, sustained low metal prices could:

•

cause suspension of the development of the mine at the San José project if such operations become uneconomic at the then-prevailing gold and silver prices, thus causing a loss in our investment in the project;

•	cause the project financing facility for the San José to become inadequate, unavailable or reduced;

•	cause us to be unable to fulfill our debt payment obligations;

•	halt or delay the development of new projects;

•	reduce funds available for exploration, with the result that depleted reserves are not replaced; and

•	reduce or eliminate the benefit of enhanced growth opportunities anticipated from the development of our Los Azules property.

Furthermore, the need to reassess the feasibility of any of our projects because of declining metal prices could cause substantial delays or might interrupt operations until the reassessment can be completed. Mineral reserve calculations and life-of-mine plans using significantly lower metal prices could result in reduced estimates of mineral reserves and non-reserve mineral resources and in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

We may incur substantial losses in the future that could make financing our operations and business strategy more difficult.

We had a total accumulated deficit of $33.9 million as of December 31, 2006. We had a net loss of $10.8 million for the year ended December 31, 2006 compared to a net loss of $3.6 million for the year ended December 31, 2005. Numerous factors, including declining metal prices, lower than expected ore grades or higher than expected operating costs (including increased commodity prices), and impairment write-offs of mine property and/or exploration property costs, could cause us to be unprofitable in the future. Any future operating losses could make financing our operations and our business strategy, or raising additional capital, difficult or impossible and could materially and adversely affect our operating results and financial condition.

Our obligations could strain our financial position and impede our business strategy.

We had total consolidated debt and liabilities as of December 31, 2006 of $10.8 million, including $9.8 million payable under the project loan and $1 million in accounts payables and accruals. These liabilities could have important consequences, including the following:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

•

requiring us to dedicate a significant portion of our cash flow from operations, anticipated from the San José project beginning in the second quarter of 2007, to make debt service payments, which would reduce our ability to fund working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	placing us at a disadvantage when compared to our competitors that have less debt relative to their market capitalization.

Our estimates of mineral reserves could be inaccurate, which could cause production and costs to differ from estimates. Our estimates of non-reserves mineral resources could also be inaccurate.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves and non-reserve measured, indicated and inferred mineral resources, including many factors beyond our control. The accuracy of estimates of mineral reserves and non-reserves is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which could prove to be unreliable. These estimates of mineral reserves and non-reserves may not be accurate, and mineral reserves and non-reserves may not be able to be mined or processed profitably.

Fluctuation in metal prices, results of drilling, metallurgical testing and production, and the evaluation of mine plans subsequent to the date of any estimate could require revision of the estimates. The volume and grade of mineral reserves mined and processed and recovery rates might not be the same as currently anticipated. Any material reductions in estimates of our mineral reserves and non-reserves, or of our ability to extract these mineral reserves and non-reserves, could have a material adverse effect on our results of operations and financial condition.

We currently have no cash flow from operations and will remain dependent on other sources of financing until such time, if ever, that we become self-sustaining from cash generated from operations.

We anticipate production to begin at the San José project in 2007 but we currently have no source of operational cash flow. The definitive agreement relating to the San José project financing has not yet been completed. This will determine the amount and timing of free cash flow that is available for distribution. The amount and timing of free cash flow that we receive from the San José project, when it commences, is further affected by the fact that we only own a 49% interest in the project and cash distributions must be approved by the shareholders of MSC, the joint-venture company. When cash distributions are received from MSC, it is uncertain if they will be sufficient by themselves to fund our continuing exploration and development activities.

Lower metal prices have adversely affected our ability to obtain financing in the past, and recurring lower metal prices could have similar effects in the future.

In the future, we may not be able to obtain adequate financing on acceptable terms. If we are unable to obtain additional financing on acceptable terms, we might need to delay or indefinitely postpone further exploration and development of our properties, and as a result, we could lose our interest in, or could be forced to sell, some of our properties.

We currently do not have a hedging program but implementation of a hedging program might be unsuccessful and incur losses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

We do not have a hedging program nor do we have plans to do so. However, if we do implement a hedging program in the future, we may be prevented from fully benefiting from higher spot market metal prices to the extent that production is hedged. Also, even if such hedge program is economically effective, accounting for the derivatives on a mark-to-market basis could show large swings in any period as any unrealized, non-cash losses/gains are recognized through the statement of operations.

We are subject to fluctuations in currency exchange rates, which could materially adversely affect our financial position.

We maintain most of our working capital in Canadian and United States dollars. We typically convert our Canadian dollars to United States funds or our Canadian and United States funds to Argentinean pesos as payment obligations become due. Accordingly, we are subject to fluctuations in the rates of currency exchange between the Canadian, United States dollar and Argentinean peso, and these fluctuations could materially affect our financial position and results of operations. A significant portion of our operating costs is in Argentinean pesos. We currently have future obligations that are payable in Canadian dollars, United States dollars and Argentinean pesos. We and our 49%-owned joint-venture company, MSC, obtain construction and other services and materials and supplies from providers in other countries. The costs of goods and services could increase due to changes in the value of the Canadian dollar, the United States dollar, or the Argentinean peso, such as the recent cost increase due to the decrease in the value of the United States dollar relative to other currencies. Consequently, operation and development of our properties might be more costly than we anticipate.

Risks inherent in acquisitions that we might undertake could adversely affect our current business and financial condition and our growth.

We plan to continue to pursue the acquisition of producing, development and advanced stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, divert management attention from our existing business and may be unsuccessful. Our success in our acquisition activities depends on our ability to complete acquisitions on acceptable terms and integrate the acquired operations successfully with those of Minera Andes. Any acquisition would be accompanied by risks. For example, there may be a significant change in commodity prices after we have committed to complete a transaction and established the purchase price or exchange ratio, a material ore body may prove to be below expectations or the acquired business or assets may have unknown liabilities which may be significant. We may lose the services of our key employees or the key employees of any business we acquire or have difficulty integrating operations and personnel. The integration of an acquired business or assets may disrupt our ongoing business and our relationships with employees, suppliers and contractors. Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on our current business and financial condition and on our ability to grow.

We are subject to litigation risks.

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material effect on our financial position and results of operations.

We are subject to interest rate risks.

The interest rates for the project facility loan MSC obtained from Hochschild for up to $55 million for the San José mine and for our loan with Macquarie for $7.5 million fluctuate based on LIBOR. We estimate

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

that a 1% increase in the interest rate on the variable rate debt would result in a $344,500 change in annual interest expense allocable to Minera Andes. We have not entered into any agreements to hedge against unfavorable changes in interest rates, but may in the future actively manage our exposure to interest rate risk.

OPERATIONAL RISKS

The technology, capital costs and cost of production of mineral reserves and non-reserves at the San José project remain subject to a number of uncertainties, including funding uncertainties.

Based upon the completion of the San José project feasibility study in 2005, the proven and probable mineral reserves were prepared in accordance within 43-101 of the Canadian securities regulators. While the feasibility study indicated that the mineral reserves can be profitably mined and processed at current metal prices, the capital cost to construct a plant, together with related mining equipment and facilities, may significantly increase before the mine is completed due to factors beyond our control. While the processing technology envisioned in the feasibility study has been successfully utilized at other mines, and despite testing, engineering and analysis, the technology may not perform successfully at commercial production levels on the San José ores, in which case our production estimates may not be achieved.

Our activities are subject to a number of risks and hazards including:

•	environmental hazards;

•	discharge of pollutants or hazardous chemicals;

•	industrial accidents;

•	labor disputes and shortages;

•	supply and shipping problems and delays;

•	shortage of equipment and contractor availability;

•	difficulty in applying technology such as bio-oxidation processing;

•	unusual or unexpected geological or operating conditions;

•	cave-ins of underground workings;

•	failure of dams;

•	fire;

•	marine and transit damage and/or loss;

•	changes in the regulatory environment; and

•	natural phenomena such as inclement weather conditions, floods and earthquakes.

These or other occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, delayed production, monetary losses and possible legal liability. We could incur liabilities as a result of pollution and other casualties. Satisfying such liabilities could be very costly and could have a material adverse effect on our financial position and results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Our mining properties are subject to numerous environmental laws, regulations and permitting requirements that can delay production and adversely affect operating and development costs.

Compliance with existing regulations governing the discharge of materials into the environment, or otherwise relating to environmental protection, in the jurisdictions where we have projects may have a material adverse effect on our exploration activities, results of operations and competitive position. New or expanded regulations, if adopted, could affect the exploration or development of our projects or otherwise have a material adverse effect on our operations.

Mining operations require mining and other permits from the government. These permits may not be issued on a timely basis or at all, and such permits, when issued, may be subject to requirements or conditions with which it is burdensome or expensive to comply. Such permitting issues could adversely affect projected production commencement dates, production amounts and costs.

Due to an increased level of non-governmental organization activity targeting the mining industry, the potential for the government to delay the issuance of permits or impose new requirements or conditions upon mining operations may be increased. Any changes in government policies may be costly to comply with and may delay mining operations. The exact nature of other environmental control problems, if any, which we may encounter in the future, cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted within various jurisdictions. To the extent that we are subject to any such changes, they may have a material adverse effect on our operations.

As a result of the foregoing risks, project expenditures, production quantities and rates and cash operating costs, among other things, could be materially and adversely affected and could differ materially from anticipated expenditures, production quantities and rates, and costs. In addition, estimated production dates could be delayed materially. Any such events could materially and adversely affect our business, financial condition, results of operations and cash flows.

The development and operation of our mining projects involve numerous uncertainties that could affect the feasibility or profitability of such projects.

Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

•	estimation of mineral reserves and mineral resources;

•	anticipated metallurgical recovery rates;

•	environmental considerations and permitting;

•	future metal prices; and

•	anticipated capital and operating costs.

Our mine development projects could have limited relevant operating history upon which to base estimates of future operating costs and capital requirements. Estimates of proven and probable mineral reserves and operating costs determined in feasibility studies are based on geologic and engineering analyses and might not prove to be accurate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

The management of mine development projects and start up of new operations are complex, and neither we, nor Hochschild, the operators of the San José project, have a history of managing an ongoing operation, the start-up of a new operation and a significant development project in Argentina. Completion of development and the commencement of production may be subject to delays. Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•	unanticipated changes in grade and tonnage of ore to be mined and processed;

•	unanticipated adverse geotechnical conditions;

•	incorrect data on which engineering assumptions are made;

•	costs of constructing and operating a mine in a specific environment;

•	availability and cost of processing and refining facilities;

•	availability of economic sources of power;

•	adequacy of water supply;

•	adequate access to the site including competing land uses (such as agriculture and illegal mining);

•	unanticipated transportation costs and shipping incidents and losses;

•	significant increases in the cost of diesel fuel, cyanide or other major components of operating costs;

•

government regulations (including regulations relating to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	fluctuations in metal prices; and

•	accidents, labor actions and force majeure events.

Adverse effects on the operations or further development of a project could also adversely affect our business, financial condition, results of operations and cash flow. Because of these uncertainties, and others identified in these “Risk Factors,” our production estimates at the San José project may not be achieved.

We need to continually discover, develop or acquire additional mineral properties reserves for production and a failure to do so would adversely affect our business and financial position in the future.

Because mines have limited lives based on proven and probable mineral reserves, we will need to continually replace and expand our mineral reserves when the San José project begins production. At an average production rate of 750 tons per day (tpd), we estimate that the San José project has a mine life of 4.3 years given the reserves identified in the feasibility study but our estimates might not be

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

correct and the mine life would be shortened if we expand production. Our ability to maintain or increase our annual production will be dependent in significant part on our ability to identify new reserves, bring new mines into production and to expand or extend the life of existing mines.

Mineral exploration is highly speculative, involves substantial expenditures, and is frequently unsuccessful. Few prospects that are explored end up being ultimately developed into producing mines. To the extent that we continue to be involved in exploration, the long-term success of our operations will be related to the cost and success of our exploration programs. We cannot assure you that our exploration efforts will be successful. The success of exploration is determined in part on the following factors:

•	the identification of potential mineralization based on superficial analysis;

•	availability of prospective land;

•	availability of government-granted exploration and exploitation permits;

•	the quality of our management and our geological and technical expertise; and

•	the capital available for exploration and development.

Substantial expenditures are required to determine if a project has economically mineable mineralization. It could take several years to establish proven and probable mineral reserves and to develop and construct mining and processing facilities. As a result of these uncertainties, we cannot assure you that current and future exploration programs will result in the discovery of mineral reserves, the expansion of our existing mineral reserves and the development of mines.

We face competition from other mining companies in connection with the acquisition of properties.

We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities. As a result of this competition, we might be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

Title to our mineral properties could be challenged.

We seek to confirm the validity of our rights to title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. Title insurance generally is not available, and our ability to ensure that we have obtained a secure claim to individual mineral properties or mining concessions could be severely constrained. We generally do not conduct surveys of our properties until they have reached the development stage, and therefore, the precise area and location of such properties could be in doubt. Accordingly, our mineral properties could be subject to prior unregistered agreements, transfers or claims, and title could be affected by, among other things, undetected defects. In addition, we might be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

We depend on the services of key executives.

We are dependent on the services of key executives including our President and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of our management team, the loss of these persons or our inability to attract and retain additional highly skilled employees could adversely affect the exploration and development of our properties, which could have a material adverse effect on our business and future operations. We do not have key person insurance.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

The period of weak metal prices prior to 2002 resulted in depletion of the number of trained and experienced professionals and managers in our industry. Higher metal prices have resulted in an increased demand for these people, and it could therefore be more difficult to attract or retain such experienced professionals and managers without significantly increasing the cost to us.

Our insurance coverage could be insufficient.

Our business is subject to a number of risks and hazards generally, including:

•	adverse environmental conditions;

•	industrial accidents;

•	labor disputes;

•	unusual or unexpected geological conditions;

•	ground or slope failures;

•	cave-ins;

•	changes in the regulatory environment;

•	marine transit and shipping damage and/or losses;

•	natural phenomena such as inclement weather conditions, floods and earthquakes; and

•	political risks including expropriation and civil war.

Such occurrences could result in:

•	damage to mineral properties or production facilities;

•	personal injury or death;

•	loss of legitimate title to properties;

•	environmental damage to our properties or the properties of others;

•	delays in mining, processing and development;

•	monetary losses; and

•	possible legal liability.

Although we maintain insurance in amounts that we believe to be reasonable, our insurance might not cover all the potential risks associated with our business. We might also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage might not continue to be

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

available or might not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which we cannot insure against or which we might elect not to insure against because of premium costs or other reasons. Losses from these events might cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

GOVERNMENTAL AND REGULATORY RISKS

Minera Andes is a Canadian company that conducts operations through foreign (principally Argentinean) subsidiaries and joint ventures, and substantially all of our assets consist of equity in these entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and these entities, or among these entities, could restrict our ability to fund our operations efficiently, or to repay our debt. Any such limitations, or the perception that such limitations might exist now or in the future, could have an adverse impact on available credit and our valuation and stock price.

We are subject to changes in the regulatory environment where we operate which may increase our costs of compliance.

Our mining development and exploration activities are subject to extensive regulation governing various matters, including:

•	licensing;

•	production;

•	taxes;

•	disposal of process water or waste rock;

•	toxic substances;

•	development and permitting;

•	exports;

•	imports;

•	labor standards;

•	occupational health and safety;

•	mine safety; and

•	environmental protections.

Compliance with these regulations increases the costs of the following:

•	planning;

•	designing;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

•	drilling;

•	operating;

•	developing;

•	constructing; and

•	closure and reclamation.

We believe that we are in substantial compliance with current laws and regulations in Argentina and elsewhere. However, these laws and regulations are subject to frequent change and reinterpretation. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation of these laws and regulations could have a material adverse impact on us, cause a reduction in levels of production and delay or prevent the development or expansion of our properties.

We are subject to risks relating to exploration, development and operations in foreign countries.

Our assets and operations are affected by various political and economic uncertainties, including:

•	the risks of war, civil unrest, coups or other violent or unexpected changes in government;

•	political instability and violence;

•	expropriation and nationalization;

•	renegotiation or nullification of existing concessions, licenses, permits, and contracts;

•	illegal mining;

•	changes in taxation policies;

•	restrictions on foreign exchange and repatriation; and

•

changing political conditions, currency controls, and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Our activities are subject to complex laws, regulations and accounting standards that can adversely affect operating and development costs, the timing of operations, the ability to operate and financial results.

Our business, mining operations and exploration and development activities are subject to extensive Canadian, United States, Argentinean and other foreign, federal, state, provincial, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, toxic substances, reporting and other matters, as well as accounting standards. Compliance with these laws, regulations and standards or the imposition of new such requirements could adversely affect operating and development costs, the timing of operations, the ability to operate and financial results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

MARKET RISKS

The market price of our common shares could experience volatility and could decline significantly.

Our common shares are listed in Canada on the TSX Exchange (prior to February 7, 2007 we traded on the TSX Venture Exchange) under the symbol MAI and in the United States on the NASD OTC Bulletin Board under the symbol MNEAF. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in metal prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that could have an effect on the price of our common shares include the following:

•	the extent of analytical coverage available to investors concerning our business could be limited if investment banks with research capabilities do not follow our securities;

•	the trading volume and general market interest in our securities could affect an investor’s ability to trade significant numbers of common shares; and

•	the size of the public float in our common shares may limit the ability of some institutions to invest in our securities; and

As a result of any of these factors, the market price of our common shares at any given point in time might not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Also, we may not be able to sell new common shares at an acceptable price should the need for new equity funding arise.

Investors could have difficulty or be unable to enforce certain civil liabilities against us, certain of our directors and our experts.

Minera Andes is a Canadian corporation. Substantially all of our assets are located outside of Canada and the United States, and our head office is located in the United States. It might not be possible for investors to collect judgments obtained in Canadian courts predicated on the civil liability provisions of Canadian or U.S. securities legislation. It could also be difficult for you to effect service of process in connection with any action brought in the United States upon our directors and experts. Execution by United States courts of any judgment obtained against us or any of the directors, executive officers or experts in the United States courts would be limited to our assets or the assets of such persons or corporations, as the case might be, in the United States. The enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

The existence of outstanding rights to purchase or acquire common shares could impair our ability to raise capital.

As of April 15, 2007 approximately 21 million common shares are issuable on exercise of warrants and options. During the life of the warrants and options, the holders are given an opportunity to profit from a rise in the market price of common shares, with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding could be adversely affected, and the existence of the rights could have an adverse effect on the price of our common shares. The holders of the warrants and options can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights.

Report of Independent Registered Public Accounting Firm

To the Shareholders of Minera Andes Inc.:

We have audited the consolidated balance sheets of Minera Andes Inc. (an exploration stage corporation) as at December 31, 2006 and 2005 and the consolidated statements of operations and accumulated deficit, mineral properties and deferred exploration costs and cash flows for the years then ended. We have also audited the consolidated statements of operations and accumulated deficit, mineral properties and deferred exploration costs and cash flows for the period from July 1, 1994 (inception) through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Minera Andes Inc. (an exploration stage corporation) as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended and for the period from July 1, 1994 (inception) through December 31, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP
Chartered Accountants
Vancouver, B.C. Canada
April 17, 2007

Comments by the Auditors for U.S. Readers on Canada – U.S. Reporting Differences

Public Company Accounting Oversight Board (United States) reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern such as those described in Note 1 of the consolidated financial statements. Our report to the shareholders dated April 17, 2007, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP
Chartered Accountants
Vancouver, B.C. Canada
April 17, 2007

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED BALANCE SHEETS

(U.S. Dollars)

	December 31, 2006	December 31, 2005
Current:
Cash and cash equivalents (Note 3)	$2,244,621	$3,314,559
Receivables and prepaid expenses	268,550	95,777

Total current assets	2,513,171	3,410,336
Project loan receivable (Note 4 (b))	9,800,000	—
Project loan interest receivable	48,330	—
Mineral properties and deferred exploration costs (Note 4)	5,605,148	4,470,174
Investment in Minera Santa Cruz (Note 4 (b))	30,963,692	17,505,938
Equipment, net (Note 5)	56,212	66,378

Total assets	$48,986,553	$25,452,826

LIABILITIES
Current:
Accounts payable and accruals	$893,880	$259,806
Bank loan interest payable	—	84,064
Bank loan (Note 6)	—	3,628,635

Total current liabilities	893,880	3,972,505
Project loan payable (Note 4 (b))	9,800,000	—
Project loan interest payable	48,330	—
Asset retirement obligation	45,000	—

Total liabilities	10,787,210	3,972,505

Commitments and contingencies (Notes 1, 4 and 8)
SHAREHOLDERS’ EQUITY
Share capital (Note 7):
Preferred shares, no par value, unlimited number authorized, none issued
Common shares, no par value, unlimited number authorized
Issued December 31, 2006—156,539,415 shares Issued December 31, 2005—108,484,137 shares	63,642,152	41,679,110
Contributed surplus – (Notes 2 and 7)	8,440,457	2,736,570
Deficit accumulated during exploration stage	(33,883,266)	(22,935,359)

Total shareholders’ equity	38,199,343	21,480,321

Total liabilities and shareholders’ equity	$48,986,553	$25,452,826

Approved by the Board of Directors:

/s/ Allen V. Ambrose	/s/ Allan J. Marter
Allen V. Ambrose, Director	Allan J. Marter, Director

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(U.S. Dollars)

	Year Ended		Period from July 1, 1994 (inception) through December 31, 2006
	December 31, 2006	December 31, 2005
Consulting fees (Note 7 (c))	$1,766,655	$595,752	$4,328,631
Depreciation	9,157	10,393	97,047
Equipment rental	—	—	21,522
Insurance	75,987	69,813	467,871
Legal, audit and accounting fees	619,729	267,225	2,398,159
Materials, supplies and maintenance	—	—	49,260
Office overhead and administration fees	382,595	308,037	3,079,376
Telephone	34,169	36,089	487,092
Transfer agent	19,728	22,178	158,662
Travel	79,491	87,667	625,985
Wages and benefits (Note 7 (c))	4,064,959	858,969	6,980,945

Expenses before under-noted	7,052,470	2,256,123	18,694,550
Finance costs	688,712	—	688,712
Foreign exchange loss	76,602	82,245	255,530
Gain on sale of equipment	(641)	—	(112,971)
Gain on sale of mineral property	—	—	(898,241)
Interest income	(193,804)	(58,705)	(792,912)
Loss on equity investment (Note 4 (b))	1,436,468	1,354,397	3,211,214
Project loan interest expense	48,330	—	48,330
Project loan interest income	(48,330)	—	(48,330)
Write-off of mineral properties and deferred exploration costs (Note 4 (d))	1,712,633	—	10,252,868

Net loss for the period	10,772,440	3,634,060	31,298,750

Deficit accumulated during exploration stage, beginning of the period, as previously reported	22,935,359	19,180,452	—
Adjustment for change in accounting for stock-based compensation (Note 2 (l))	—	—	678,569

	33,707,799	22,814,512	31,977,319
Adjustment on acquisition of royalty interest	—	—	500,000
Share issue costs	175,467	120,847	1,388,732
Deficiency on acquisition of subsidiary	—	—	17,215

Deficit accumulated during exploration stage, end of the period	$33,883,266	$22,935,359	$33,883,266

Basic and diluted loss per common share	$0.08	$0.04

Weighted average shares outstanding	141,501,804	87,056,150

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES

AND DEFERRED EXPLORATION COSTS

(U.S. Dollars)

	Year Ended		Period from July 1, 1994 (inception) through December 31, 2006
	December 31, 2006	December 31, 2005
Administration fees	$—	$—	$392,837
Assays and analytical	79,624	99,224	1,236,665
Asset retirement obligation	45,000	—	45,000
Construction and trenching	36,265	7,932	570,548
Consulting fees	163,333	149,156	1,485,282
Depreciation	23,340	25,167	245,574
Drilling	850,803	396,110	2,440,196
Equipment rental	240,597	84,303	745,849
Geology	504,832	317,653	4,571,820
Geophysics	—	65,058	374,960
Insurance	2,951	1,853	260,363
Legal	125,012	88,985	955,484
Maintenance	5,245	6,740	193,199
Materials and supplies	82,572	41,667	599,512
Project overhead	99,946	53,877	539,481
Property and mineral rights	221,334	41,484	1,675,417
Telephone	31,447	25,903	166,366
Travel	215,540	106,677	1,536,231
Wages and benefits	119,766	130,730	1,546,974

Costs incurred during the period	2,847,607	1,642,519	19,581,758
Deferred costs, beginning of the period	4,470,174	2,827,655	—
Deferred costs, acquired	—	—	576,139
Deferred costs, contributed to MSC	—	—	(2,320,980)
Deferred costs written off	(1,712,633)	—	(10,252,868)
Mineral property option proceeds, net	—	—	(1,978,901)

Deferred costs, end of the period	$5,605,148	$4,470,174	$5,605,148

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars)

	Year Ended		Period from July 1, 1994 (inception) through December 31, 2006
	December 31, 2006	December 31, 2005
Operating Activities:
Net loss for the period	$(10,772,440)	$(3,634,060)	$(31,298,750)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Write-off of incorporation costs	—	—	665
Write-off of deferred exploration costs	1,712,633	—	10,252,868
Finance costs	688,712	—	688,712
Loss on equity investment	1,436,468	1,354,397	3,211,214
Depreciation	9,157	10,393	97,047
Stock option compensation (Note 7)	5,069,887	809,093	6,517,888
Gain on sale of equipment	(641)	—	(112,971)
Gain on sale of mineral properties	—	—	(898,241)
Project loan interest expense	48,330	—	48,330
Project loan interest income	(48,330)	—	(48,330)
Change in:
Receivables and prepaid expenses	(172,773)	15,793	(268,550)
Accounts payable and accruals	239,841	2,538	499,647

Cash used in operating activities	(1,789,156)	(1,441,846)	(11,310,471)

Investing Activities:
Incorporation costs	—	—	(665)
Purchase of equipment	(24,071)	(4,283)	(329,683)
Proceeds from sale of equipment	815	—	15,040
Proceeds from sale of property	—	—	898,241
Mineral properties and deferred exploration	(2,777,701)	(1,617,352)	(19,289,618)
Investment in Minera Santa Cruz	(14,128,624)	(11,595,709)	(31,565,629)
Proceeds from sale of subsidiaries	—	—	9,398
Acquisition of royalty interest	—	—	(500,000)
Mineral property option proceeds	—	400,000	2,778,901

Cash used in investing activities	(16,929,581)	(12,817,344)	(47,984,015)

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(U.S. Dollars)

	Year Ended		Period from July 1, 1994 (inception) through December 31, 2006
	December 31, 2006	December 31, 2005
Financing Activities:
Shares and subscriptions issued for cash, less issue costs	21,732,863	12,846,929	61,623,171
Bank loan proceeds received	—	3,000,000	4,000,000
Repayment of bank loan	(4,000,000)	—	(4,000,000)
Bank loan interest payable	(84,064)	—	(84,064)
Project loan receivable	(9,800,000)	—	(9,800,000)
Project loan payable	9,800,000	—	9,800,000

Cash provided by financing activities	17,648,799	15,846,929	61,539,107

Increase (decrease) in cash and cash equivalents	(1,069,938)	1,587,739	2,244,621
Cash and cash equivalents, beginning of period	3,314,559	1,726,820	—

Cash and cash equivalents, end of period	$2,244,621	$3,314,559	$2,244,621

Supplemental disclosure cash flow information:
Capitalized interest paid	$(152,577)	$(164,495)	$(320,985)

Non-cash investing and financing activities and other information:
Stock option compensation (Note 7)	$5,069,887	$809,093	$6,517,888

Capitalized accreted interest expense (Note 6)	$371,365	$238,635	$610,000

Depreciation capitalized to mineral properties	$23,340	$25,167	$245,574

Asset retirement obligation	$45,000	$—	$45,000

Accrual for finance costs related to MSC	$394,233	$—	$394,233

Adjustment for change in accounting for stock-based compensation (Note 2 (l))	$—	$—	$678,569

Deferred costs, acquired	$—	$—	$576,139

Deferred costs, contributed to MSC	$—	$—	$2,320,980

Shares issued for acquisition	$—	$—	$575,537

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

We are in the business of acquiring, exploring and evaluating mineral properties, and either entering into joint ventures, developing these properties further, or disposing of them when the evaluation is completed. At December 31, 2006, we were in the exploration stage, had interests in properties in three provinces in the Republic of Argentina, and were expecting production to begin in the second quarter of 2007 at the San José project in Santa Cruz province, southern Argentina. We have a 49% interest in the project and it is operated by our operating partner, Hochschild Mining plc (“Hochschild”) (HOC.L Reuters, HOC.LN Bloomberg, London Stock Exchange).

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability to obtain necessary financing to complete our development, and the future profitable production or disposition thereof. The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern. The use of such principles may not be appropriate because, as of December 31, 2006, there was significant doubt that we would be able to continue as a going concern.

At December 31, 2006, we had a deficit accumulated during exploration stage of approximately $33.9 million. In addition, due to the nature of the mining business, the acquisition, exploration and development of mineral properties requires significant expenditures prior to the commencement of production. To date, we have financed our activities through the issuance of equity securities, debt financing, and joint venture arrangements. We expect to use similar financing techniques in the future and are actively pursuing such additional sources of financing (see Note 13).

Although there is no assurance that we will be successful in these actions, management believes that it will be able to secure the necessary financing to enable the Company to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Although we have taken steps to verify title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title. Property title may be subject to unregistered prior agreements and noncompliance with regulatory requirements.

2.	SIGNIFICANT ACCOUNTING POLICIES

The statements are expressed in United States dollars because the majority of our exploration activities are incurred in U.S. dollars.

a.	Consolidation/Reporting

These consolidated financial statements include the accounts of Minera Andes Inc., an Alberta Corporation, and all its wholly-owned subsidiaries including its principal subsidiaries, Minera Andes S.A. (“MASA”) and Minera Andes (USA) Inc. (“MUSA”) as well as other non-significant subsidiaries. Our investment in Minera Santa Cruz S.A. (“MSC”), an Argentine corporation, is accounted for by the equity method, whereby the Company records its investment and its 49% share of the earnings and losses of MSC. All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

b.	Foreign Currency Translation

Our consolidated operations are integrated and balances denominated in currencies other than U.S. dollars are translated into U.S. dollars using the temporal method. This method translates monetary

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

balances at the rate of exchange at the balance sheet date, non-monetary balances at historic exchange rates and revenues and expense items at average exchange rates. The resulting gains and losses are included in the statement of operations in the reporting period.

c.	Cash and Cash Equivalents

We consider cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of three months or less. We place our cash and cash equivalents with institutions of high credit worthiness.

d.	Mineral Properties and Deferred Exploration Costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be depreciated over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property is first credited against the carrying value of the property, with any excess included in operations for the period. Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts are payable entirely at the Company’s option. If a property is abandoned, the property and deferred exploration costs will be written off to operations. On a quarterly basis, we evaluate the future recoverability of our mineral properties and deferred exploration costs. For the year ended December 31, 2006, based on management’s assessment of the future recoverability of certain mineral properties and deferred exploration costs, $1,712,633 (2005 – $nil) were written off.

e.	Investment

Investments, over which we exert significant influence, are accounted for using the equity method. Under this method, our share of the earnings and losses is included in operations and our investment therein is adjusted by a like amount. Where in management’s opinion there has been a loss in value that is other than a temporary decline, the carrying value is reduced to estimated realizable value. For the year ended December 31, 2006, no impairment write-down of investment was required.

f.	Equipment and Depreciation

Equipment is recorded at cost, and depreciation is provided on a declining–balance basis over estimated useful lives of up to five years to a residual value of 10%.

g.	Share Issue Costs

Commissions paid to underwriters and agents on the issuance of our shares are charged directly to share capital. Other share issue costs, such as legal, accounting, auditing and printing costs, are charged to accumulated deficit.

h.	Accounting for Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse.

i.	Basic and Diluted Loss Per Common Share

Basic loss per share is calculated by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

For the years ended December 31, 2006 and 2005, potentially dilutive common shares (relating to options and warrants outstanding at year end) totaling 22,982,892 (2005 – 43,175,798) were not included in the computation of loss per share because their effect was anti-dilutive. Therefore, diluted loss per share is the same as basic loss per share.

j.	Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates based on information available at the time, and assumptions that affect the reported amount of assets, particularly the recoverability of mineral properties and deferred exploration expenses, and the recording of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from management’s best estimates.

k.	Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, receivables, project loan and interest receivables, investment in MSC, accounts payable and accruals, project loan payable and interest payable. Unless otherwise noted, fair values approximate carrying values for these financial instruments due to the short term nature of the instruments. The fair value of the loan and interest receivable, project loan and interest payable, approximate carrying value because the stated interest rates reflect recent market conditions or because the rates are variable in nature. The fair value of the Company’s investment in MSC, a private company, was not practical to determine.

l.	Stock-Based Compensation

Effective January 1, 2004 we adopted on a retroactive basis without restatement, the new recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, which requires companies to adopt the fair value method for all stock-based awards granted on or after January 1, 2002. Previously we used the intrinsic value method of accounting for stock options granted to employees and directors (for services rendered as a director) whereby we were only required to disclose the pro forma effect of stock options granted to the above noted parties in the notes to the financial statements. The effect of this change in accounting policy was to increase the accumulated deficit at January 1, 2004 by $678,569 with a corresponding increase to contributed surplus.

m.	Asset Retirement Obligations

Effective January 1, 2004, we adopted CICA 3110, “Asset Retirement Obligations” which requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation is measured initially at fair value using present value methodology, and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs are depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to December 31, 2006 to be $45,000. The present value of the future reclamation obligation assumes a discount rate of 0% due to the uncertainty regarding timing of completion of the reclamation activities.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

3.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of the following:

	2006	2005
Cash on hand – U.S. dollar denominated bank accounts	$39,317	$3,153,259
Cash on hand– Canadian dollar denominated bank account	2,171,293	163,116
Cash on hand – Argentina Peso denominated bank accounts	34,011	(1,816)

	$2,244,621	$3,314,559

4.	MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ

At December 31, 2006, we, through our subsidiaries and investment, hold interests in a total of approximately 410,000 acres (166,130 hectares (“ha”)) of mineral rights and mining lands in three Argentine provinces. Under our present acquisition and exploration programs, we are continually acquiring additional mineral property interests and exploring and evaluating our properties. If, after evaluation, a property does not meet our requirements, then the property and deferred exploration costs are written off to operations. All properties in Argentina are subject to royalty agreements as disclosed in Note 8. Mineral property costs and deferred exploration costs, net of mineral property option proceeds, are as follows:

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

2006 COSTS BY PROPERTY

Description	San Juan Cateos	Santa Cruz Cateos	Chubut Cateos	General Exploration	Total
Balance, beginning of year	$1,149,286	$3,099,502	$221,386	$—	$4,470,174
Assays and analytical	44,649	30,380	1,363	3,232	79,624
Asset retirement obligation	35,000	10,000	—	—	45,000
Construction and trenching	36,265	—	—	—	36,265
Consulting fees	8,930	28,537	11,326	114,540	163,333
Depreciation	—	—	—	23,340	23,340
Drilling	507,081	343,722	—	—	850,803
Equipment Rental	161,817	78,780	—	—	240,597
Geology	352,226	100,432	3,464	48,710	504,832
Insurance	—	—	—	2,951	2,951
Legal	2,821	—	—	122,191	125,012
Maintenance	4,051	390	—	804	5,245
Materials and supplies	46,286	20,984	4,326	10,976	82,572
Project overhead	10,130	1,408	2,213	86,195	99,946
Property and mineral rights	192,501	26,367	2,466	—	221,334
Telephone	3,910	4,268	22	23,247	31,447
Travel	135,765	24,813	467	54,495	215,540
Wages and benefits	23,319	8,824	—	87,623	119,766
Overhead allocation	404,056	168,485	5,763	(578,304)	—
Write-off of deferred costs	—	(1,712,633)	—	—	(1,712,633)
Balance, end of year	$3,118,093	$2,234,259	$252,796	$—	$5,605,148

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

2005 COSTS BY PROPERTY

Description	San Juan Cateos	Santa Cruz Cateos	Chubut Cateos	General Exploration	Total
Balance, beginning of year	$1,065,399	$1,582,043	$180,213	$—	$2,827,655
Assays and analytical	—	99,224	—	—	99,224
Construction and trenching	—	7,932	—	—	7,932
Consulting fees	2,874	46,849	12,605	86,828	149,156
Depreciation	—	—	—	25,167	25,167
Drilling	—	396,110	—	—	396,110
Equipment Rental	—	84,303	—	—	84,303
Geology	2,910	226,358	6,345	82,040	317,653
Geophysics	—	65,058	—	—	65,058
Insurance	—	—	—	1,853	1,853
Legal	—	—	—	88,985	88,985
Maintenance	—	5,429	—	1,311	6,740
Materials and supplies	51	32,331	536	8,749	41,667
Project overhead	111	3,013	1,688	49,065	53,877
Property and mineral rights	12,103	27,622	1,759	—	41,484
Telephone	3	15,970	12	9,918	25,903
Travel	193	54,029	259	52,196	106,677
Wages and benefits	9,214	17,388	—	104,128	130,730
Overhead allocation	56,428	435,843	17,969	(510,240)	—
Balance, end of year	$1,149,286	$3,099,502	$221,386	$—	$4,470,174

a.	San Juan Project

The San Juan Province project comprises seven properties totaling 35,856 ha (2005 – 24,318 ha) in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has not waived its rights to retain up to a 3% “mouth of mine” royalty from production. Land holding costs for 2007 are estimated at $2,400.

Expenditures in 2006 were primarily for an exploration program at the Los Azules project, while expenditures for 2005 were primarily for land maintenance. In November 2005, we signed a non-binding letter of intent over the Los Azules porphyry copper project with Xstrata Copper (“Xstrata”). Xstrata and Minera Andes own separate, adjoining properties that straddle a large copper porphyry system. The letter of intent consolidates these properties and gives us a right to earn a 100% interest in Xstrata’s property by spending at least $1.0 million on the property over the next four years, making payments to keep the property in good standing and producing a preliminary economic assessment

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

4.	MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ - continued

(to National Instrument (“NI”) 43-101 standards). If the preliminary assessment shows the project to be potentially economically viable and can be expected to produce 100,000 tonnes of copper per year for 10 years then Xstrata Copper will have a one time back-in right to earn a 51% interest in the combined properties by making a cash payment to Minera Andes of three times its expenditures on the property, completing a bankable feasibility study within five years and assuming underlying property commitments. In the event that the preliminary assessment does not meet the size criterion contemplated above, Xstrata Copper would retain a first right of refusal on any subsequent sale of the property.

b.	Investment in Minera Santa Cruz – the San José Project

The investment in Minera Santa Cruz S.A. (“MSC”) is comprised of the following:

	2006	2005
Investment in MSC, beginning of year	$17,505,938	$7,345,840
Plus:
Deferred costs incurred	1,272,222	595,495
Advances during the year	13,622,000	11,319,000
Loss from equity investment	(1,436,468)	(1,354,397)

Investment in MSC, end of year	$30,963,692	$17,505,938

The San José project area is made up of one cateo and 46 manifestations of discovery totaling 40,499 ha. The cateos are located in the western half of the province of Santa Cruz. All of the cateos are controlled 100% by MSC a holding and operating company set up under the terms of an agreement with Hochschild (formerly Mauricio Hoschschild & Cia. Ltda. (“MHC”) through October 2006). Any production from these lands may be subject to a provincial royalty. Holding costs for 2007 are estimated to be $3,100.

In October of 2000, following completion of a 30-day due diligence period under a memorandum of understanding, MHC exercised an option to enter into a joint venture (“JV”) on the project.

On March 15, 2001, we signed an option and joint venture agreement with MHC for the exploration and possible development of Minera Andes’ epithermal gold-silver exploration land package at El Pluma/Cerro Saavedra (now referred to as San José), including Huevos Verdes.

Under the agreement, in July 2003 MHC earned a 51% ownership in the JV by spending a total of $3 million, including a minimum of $100,000 per year on exploration targets within the JV, other than Huevos Verdes. In addition, MHC was to make semiannual payments totaling $400,000 per year until pilot plant production was achieved. In September 2004, an amendment to the agreement stated such payments should be made until a positive feasibility study for the development of a mine on the property was obtained by MSC and the board of MSC made a decision to construct the mine. In October 2005, MSC completed a positive feasibility study for the development of a mine on the property and in December 2005, the board of MSC made a decision to construct the mine such that the semiannual payments totaling $400,000 per year are no longer payable by MHC.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

4.	MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ - continued

Following MHC’s vesting at 51% ownership, Minera Andes opted to participate in the development of the project on a pro-rata basis.

In the fourth quarter of 2003, we notified MHC of our intent to subscribe for additional equity in MSC, so as to maintain a 49% interest. We made payments of $13.6 million and $11.3 million in 2006 and 2005, respectively, to fund our 49% interest in the project. As a result of the fact that we do not control the JV, we are accounting for this investment under the equity method.

Expenditures in 2005 consisted of drilling, detailed topographic surveys, detailed mapping and sampling, and development work. Development work included completion of the shafts and additional work related to pre-feasibility and feasibility studies. Expenditures in 2006 were primarily for construction of the mine plus a 21,000-meter drilling program to increase reserves.

During 2006, the project loan previously announced on July 25, 2005 with Standard Bank Plc. and Bayerische Hypo-und Vereinsbank AG to fund the San José project was terminated and a new facility was structured with Macquarie Bank Limited (“Macquarie”) in February 2006. Minera Andes agreed to pay break fees of $572,000 of which $200,000 had been paid and the balance accrued as at December 31, 2006.

In October 2006, Minera Andes signed a letter of intent to provide project financing with an affiliate of Hochschild and to terminate the Macquarie project financing offered in February 2006 and the $20 million Macquarie bridge loan offered in August 2006 subject to a successful public offer by Hochschild. Hochschild agreed to pay the break fees and other costs related to the Macquarie financing. In November 2006, Hochschild successfully completed a public offering on the London Stock Exchange.

The Hochschild financing includes a binding $20 million bridge loan with MSC, which will be replaced, as soon as reasonably practical, with a permanent financing of $55 million or such higher amount as agreed to by Minera Andes and Hochschild. The project financing will be made substantially on the same terms as the Macquarie financing except that:

(a)	MSC will not be required to hedge any of its production.

(b)	The project financing will be unsecured, except for a security interest in certain collection and escrow accounts and the funds deposited and the rights to the funds deposited. The shareholders of MSC will not be required to pledge their shares in MSC as security for the loans to MSC.

(c)	Events of default will basically be limited to events outside the control of Hochschild and MSC.

(d)	Future project expansions will be financed from cash flow from the project.

Under terms of the financing, a subsidiary of Hochschild will lend 51% of the bridge loan and permanent financing directly to MSC and 49% of the loan will be lent to Minera Andes which in turn will lend the funds to MSC. The interest rate of the bridge loan is LIBOR plus 2.5%. Final documentation for the permanent financing has not been completed, but the terms include, amongst other items, an interest rate of LIBOR plus 2.85% and a minimum term of three years.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

4.	MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ - continued

As at December 31, 2006, the $20 million bridge loan had been lent to MSC. The Company’s 49% share of the $20 million bridge loan is $9.8 million. Repayment of the loan payable is contingent on the operating cash flows of MSC.

As at March 31, 2007, the $20 million bridge loan plus $34 million in advances on the permanent financing, a total of $54 million, had been lent to the project.

Subsequent to December 31, 2006, in addition to the project financing loan, we paid $5.9 million to fund our 49% interest in the San José project.

c.	Chubut Projects

We hold 1 (2005 – 13) manifestation of discovery in the Precordilleran region of Chubut, totaling 1,480 ha (2005 – 10,380 ha). Expenditures in 2006 and 2005 relate primarily to land maintenance costs. Land holding costs for 2007 are estimated to be nil.

d.	Santa Cruz Projects

We currently control 15 (2005 – 15) cateos and 23 (2005 – 40) manifestations of discovery totaling 88,295 ha (2005 – 102,789 ha) in the Santa Cruz province. Land holding costs for 2007 are estimated at $1,876. We have been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance. Expenditures in 2005 relate to land acquisition and reconnaissance geologic surveys on the acquired properties. Geologic evaluation of these targets is ongoing. As at December 31, 2006, based on management’s assessment of the future recoverability of certain mineral properties and deferred exploration costs, $1,712,633 (2005 – $nil) were written-off.

5.	EQUIPMENT

	December 31, 2006			December 31, 2005
	Cost	Accumulated Depreciation	Net	Cost	Depreciation	Accumulated Net
Field Equipment	$94,309	$70,791	$23,518	$96,049	$55,235	$40,814
Office Equipment	105,698	73,004	32,694	81,627	56,063	25,564

Total	$200,007	$143,795	$56,212	$177,676	$111,298	$66,378

6.	BANK LOAN

In December 2004, we secured a two-year loan facility of up to $4 million from Macquarie. All amounts advanced were due in December 2006. This facility was provided in two tranches to fund our 49% portion of the costs of completing a bankable feasibility study and related development work for the San José project.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

6.	BANK LOAN - continued

The commercial terms of the first two tranches of the loan include a facility fee of 1.5% of the principal amount of each tranche at the time of the advance and interest of LIBOR plus 2% per year, currently totaling approximately 7.4% per year. In addition, as further explained below, we issued share purchase warrants for each tranche. The warrants exercise price was calculated at a 20% premium to the volume weighted average of our common stock determined from the ten business days prior to acceptance of the loan facility. Each warrant is exercisable for two years. The loan is collateralized by our interest in MASA, our 49% interest in MSC, and personal property.

We received $1,000,000 of the first tranche in December 2004 and the remaining $1,000,000 of the first tranche in February 2005. In connection with the first tranche, we issued share purchase warrants to acquire 2,738,700 of our common stock at an exercise price of Cdn $0.91 per share. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield

– Nil; risk free interest rate – 3.53%; expected volatility of 62% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $346,200 was initially recorded as a debt discount with a corresponding entry to contributed surplus. The debt discount is being accreted to interest expense over the term of the debt using the effective interest rate method. No amount of the discount was accreted in 2004 since the debt agreement only became effective in December 2004. The accretion of the debt discount began in January 2005.

In July 2005, we received the second tranche of $2,000,000. For the second tranche, we issued share purchase warrants to acquire 3,987,742 of our Common Shares at an exercise price of Cdn$0.62 per share. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.99%; expected volatility of 55.8% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $263,800 was initially recorded as a debt discount with a corresponding entry to contributed capital. Total debt discount for both tranches was $610,000.

In March 2006, Macquarie exercised its warrants from the second tranche to acquire 3,987,742 of our Common Shares at an exercise price of Cdn $0.62 per share for proceeds of Cdn$2,472,400 ($ 2,060,333). We used part of the proceeds to repay principal and interest outstanding in the amount of $2,000,000 and $18,926, respectively, related to the second tranche.

In December 2006, Macquarie exercised its warrants from the first tranche to acquire 2,738,700 of our Common Shares at an exercise price of Cdn $0.91 per share for proceeds of Cdn$2,492,217 ($ 2,171,299). We used part of the proceeds to repay the principal balance of the loan and interest outstanding in the amounts of $2,000,000 and $9,021, respectively, related to the first tranche.

The debt discount was accreted and capitalized to our investment in MSC (Note 4) over the term of the debt using the effective interest rate method. For the year ended December 31, 2006, $371,365 (2005 - $238,635) of debt discount was accreted.

The bank loan and debt discount are summarized as follows:

	Face Amount	Discount	Carrying Value
Bank loan, initial and second tranche, being the balance at December 31, 2005	$4,000,000	$371,365	$3,628,635
Accretion of debt discount	—	(371,365)	371,365
Repayment of bank loan	(4,000,000)	—	(4,000,000)

Bank loan at December 31, 2006	$—	$—	$—

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

6.	BANK LOAN - continued

As at December 31, 2006, interest expense incurred of $152,577 (2005 - $164,495), and accreted interest expense related to the debt discount of $371,365 (2005 – $238,635) were capitalized to the Investment in MSC (Note 4 (b)).

In March 2007, we received a third tranche of $7,500,000 of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. The commercial terms of the third tranche include a facility fee of 1.5% of the principal amount, interest of Libor plus 2% p.a., currently totaling approximately 7.36% p.a., and a two-year loan term. In addition, Minera Andes provided share purchase warrants to acquire 4,227,669 Common Shares of Minera Andes at an exercise price of Cdn$2.06 per share. The warrant exercise price was calculated at a 25% premium to the volume weighted average of Minera Andes’ common stock determined from the twenty business days prior to February 21, 2007. Each warrant is to be exercisable for two years. The warrants and the underlying common shares will have a four month hold period. A success fee of $75,000, being 1% of the principal amount of the facility, was paid to Xystus Limited for assisting with the structuring and negotiation of the loan facility.

7.	SHARE CAPITAL

a.	Authorized

We have authorized capital of an unlimited number of Common Shares, with no par value, and an unlimited number of preferred shares, with no par value.

b.	Issued, Allotted and/or Subscribed:

	Number of Shares	Amount
Common shares issued:
Issued for cash on incorporation	1	$1
Issued for acquisition of subsidiaries	4,000,000	575,537
Subscriptions received for private placement	—	57,069

Balance, December 31, 1994	4,000,001	632,607
Issued for cash (Cdn$0.10 each)	1,000,000	70,850
Issued for cash (Cdn$0.40 each)	2,345,094	669,058
Issued for cash (Cdn$1.00 each)	3,031,000	2,237,071
Issued for finder’s fee	150,000	—
Issued for services	168,000	—
Issued for subsidiary	336,815	—
Subscriptions applied	—	(57,069)

Balance, December 31, 1995	11,030,910	3,552,517
Issued for cash (Cdn$1.50 each)	1,433,333	1,535,553
Issued for broker special warrants	90,400	—
Issued for cash (Cdn$3.42 each)	877,194	2,174,388

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7.	SHARE CAPITAL - continued

Issued to N.A. Degerstrom, Inc.:
For cash (Cdn$1.44 each)	500,000	514,608
For cash on exercise of warrants (Cdn$1.75 each)	500,000	625,392
Issued for cash on exercise of warrants (Cdn$1.80 each)	67,500	89,220
Subscriptions received for private placement	—	4,873,336

Balance, December 31, 1996	14,499,337	13,365,014
Issued for cash on exercise of warrants (Cdn$1.80 each)	1,271,233	1,689,102
Issued for cash (private placement-Cdn$ 2.10 each)	3,370,481	4,873,336
Subscriptions applied	—	(4,873,336)
Issued for cash on exercise of options (Cdn$1.44 each)	75,000	78,146

Balance, December 31, 1997	19,216,051	15,132,262
Issued for cash on exercise of warrants (Cdn $1.60 each)	720,383	806,136
Issued for cash on exercise of options (Cdn$1.15 each)	15,000	11,936
Issued for cash on exercise of warrants (Cdn $1.53 each)	438,597	464,332

Balance, December 31, 1998	20,390,031	16,414,666
Issued for cash (by prospectus Cdn$0.25 each)	3,214,540	545,874
Issued for broker’s fees	128,582	—

Balance, December 31, 1999	23,733,153	16,960,540
Issued for cash (by prospectus Cdn$0.25 each)	5,985,460	1,032,973
Issued for broker’s fees	191,418	—
Issued for cash on exercise of options (Cdn$0.55 each)	90,000	34,109
Subscriptions received for private placement	—	162,242

Balance, December 31, 2000	30,000,031	18,189,864
Issued for cash on exercise of options (Cdn$0.25 each)	46,000	7,558

Balance, December 31, 2001	30,046,031	18,197,422
Issued for cash on exercise of options (Cdn$0.16 each)	91,500	9,449
Issued for cash (private placement Cdn$ 0.15 each)	4,416,667	402,224
Issued for exercise of special warrants	1,175,000	—
Issued for cash on exercise of warrants (Cdn$0.25 each)	1,175,000	186,923

Balance, December 31, 2002	36,904,198	18,796,018
Issued for cash on exercise of options	345,000	66,696

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7.	SHARE CAPITAL - continued

Issued for cash on exercise of warrants	50,000	11,287
Issued for cash on exercise of broker warrants	441,667	48,677
Issued for cash (private placement Cdn$0.30 each)	22,000,000	4,674,790

Balance, December 31, 2003	59,740,865	23,597,468
Issued for cash on exercise of options	330,000	78,400
Issued for cash on exercise of warrants	648,375	250,401
Issued for cash on exercise of broker warrants	867,566	239,610
Issued for cash (private placement Cdn$0.65 each)	10,000,000	4,545,455

Balance, December 31, 2004	71,586,806	28,711,334
Issued for cash on exercise of options	253,500	34,055
Issued for cash on exercise of warrants	22,500	9,230
Issued for cash on exercise of broker warrants	901,175	258,480
Issued for cash (private placement Cdn$0.55 each)	18,180,450	7,683,453
Issued for cash (private placement Cdn$0.35 each)	2,004,685	600,000
Issued for finder’s fee (private placement Cdn$0.35)	120,281	—
Issued for cash (Dec05 private placement Cdn$0.35 each)	15,414,740	4,382,558

Balance, December 31, 2005	108,484,137	$41,679,110
Issued for cash on exercise of options	860,000	379,163
Issued for cash on exercise of warrants	32,065,957	16,706,597
Issued for cash on exercise of broker warrants	1,972,632	1,111,282
Issued for cash (Mar06 private placement Cdn$0.35 each)	13,156,689	3,766,000

Balance, December 31, 2006	156,539,415	$63,642,152

i.	On March 22, 2005, we sold 18,180,450 units to accredited investors at a price of Cdn$0.55 per unit for net of commission proceeds of Cdn$9,299,300 ($7,683,453). Each unit consisted of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$0.70 per share for a period of 5 years from the closing date.

The agents received a cash commission of 7% of the gross proceeds of the financing. The agents also received agent’s warrants equal to 7% of the aggregate number of units sold pursuant to the offering. Each agent’s warrant upon exercise will entitle the holder to acquire one common share at an exercise price of Cdn$0.70 per common share for a period of 2 years from the date of issue. A total of 18,180,450 common shares were issued pursuant to the private placement, and 9,090,225 common shares are reserved for issuance on exercise of the warrants and 1,272,632 common shares are reserved for issuance on the exercise of the agent’s warrants.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7.	SHARE CAPITAL - continued

ii.	On November 28, 2005, we sold 2,004,685 units to accredited investors at a price of Cdn$0.35 per unit for net of commission proceeds of Cdn$701,640 ($600,000). Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$0.55 per share for a period of 2 years from the closing date. Finder’s fees of 6 % were paid and the company issued 120,281 in shares in connection with this financing. A total of 2,004,685 common shares were issued pursuant to the private placement, and 1,002,343 common shares are reserved for issuance on exercise of the warrants.

iii.	On December 20, 2005, we sold 15,414,740 units to Mr. Robert McEwen at a price of Cdn$0.35 per unit for net of commission proceeds of Cdn$5,125,401 ($4,382,558). Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$0.55 per share at any time prior to the earlier of: a) the date which is the 15th trading day after receiving notice from Minera Andes that the weighted average price of the common shares on the TSX Venture Exchange has been equal to or greater than Cdn$1.00 for a period of 20 consecutive trading days commencing 120 days after the date of issuance of the warrants, and b) December 20, 2007.

The agents received a cash commission of 5% of the gross proceeds of the financing and 377,661 broker warrants, equal to 2.45% of the aggregate number of units sold. Each broker warrant upon exercise will entitle the holder to acquire one common share at an exercise price of Cdn$0.55 per common share at any time prior to the earlier of: a) the date which is the 15th trading day after receiving notice from Minera Andes that the weighted average price of the common shares on the TSX Venture Exchange has been equal to or greater than Cdn$1.00 for a period of 20 consecutive trading days commencing 120 days after the date of issuance of the warrants, and b) December 20, 2007. A total of 15,414,740 common shares were issued pursuant to the private placement, and 7,707,370 common shares are reserved for issuance on exercise of the warrants and 377,661 common shares are reserved for issuance on the exercise of the broker warrants.

iv.	On March 8, 2006, we completed the second private placement with Mr. McEwen and sold 13,156,689 units at a price of Cdn$0.35 per unit for net of commission proceeds of Cdn$4,367,430

($3,766,000). Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$0.55 per share at any time prior to the earlier of: a) the date which is the 15th trading day after receiving notice from Minera Andes that the weighted average price of the common shares on the TSX Venture Exchange has been equal to or greater than Cdn$1.00 for a period of 20 consecutive trading days commencing 120 days after the date of issuance of the warrants, and b) March 8, 2008.

The agents received a cash commission of 5% of the gross proceeds of the financing and 322,339 broker warrants, equal to 2.45% of the aggregate number of units sold. Each broker warrant upon exercise will entitle the holder to acquire one common share at an exercise price of Cdn$0.55 per common share at any time prior to the earlier of: a) the date which is the 15th trading day after receiving notice from Minera Andes that the weighted average price of the common shares on the TSX Venture Exchange has been equal to or greater than Cdn$1.00 for a period of 20 consecutive trading days commencing 120 days after the date of issuance of the warrants, and b) March 8, 2008.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7.	SHARE CAPITAL - continued

v.	During 2006, we issued 860,000 shares for the exercise of stock options at weighted average exercise price of $0.51 per share; 32,065,957 shares for the exercise of purchase warrants at weighted average exercise price of $0.59 and 1,972,632 shares for the exercise of broker warrants at weighted average exercise price of $0.65 for total proceeds of $18,197,042.

vi.	In February 2007, the shareholders approved a warrant exercise incentive program. The Corporation received gross proceeds of Cdn$3.9 million through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Corporation.

The early exercise incentive program pertains to three private placements listed in the table below. Notices regarding the early exercise incentive were delivered to holders of the affected private placements advising the holders of the incentive exercise program. Holders of these warrants had until March 19, 2007 to exercise their warrants to receive the incentive. The following table sets forth the number of warrants exercised pursuant to the early incentive program, the funds received and the number of warrants still outstanding:

Warrant price (Cdn$)	Expiry date	Number of warrants exercised	Value of warrants exercised under incentive program (Cdn$)	Number of warrants still outstanding after early exercise
0.50	11/13/2008	851,500	$425,750	878,725
0.55	12/1/2007	935,714	514,643	—
0.70	3/22/2010	4,219,544	2,953,680	2,012,409
Total		6,006,758	$3,894,073	2,891,134

Under the incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles the holder to acquire a common share of the Corporation at the price of Cdn$1.75 per share until September 19, 2008. The New Warrants and common shares issuable upon exercise of the New Warrants will be subject to a four-month and one-day hold period.

For those warrant holders who did not take part in the early exercise incentive program, the existing warrants held will continue to be exercisable for common shares under the original terms of the private placement. However, the holder is not entitled to receive any new incentive warrants.

c.	Stock Options

The aggregate number of shares to be delivered upon exercise of all options granted under our stock option plan (“the Plan”) shall not exceed 20% of our issued and outstanding Common Shares up to a maximum of 15,169,643 (2005 – 9,000,000) shares. No participant may be granted an option under the Plan which exceeds the number of shares permitted to be granted pursuant to rules or policies of any stock exchange on which the Common Shares is then listed.

Under the Plan, the exercise price of the shares covered by each option shall be determined by the directors and shall not be less than the closing price of our Common Shares on the stock exchange or stock exchanges on which the shares are listed on the last trading day immediately preceding the day on which the stock exchange is notified of the proposed issuance of option, less any discounts permitted by the policy or policies of such stock exchange or stock exchanges. If an option is granted within six months of

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7.	SHARE CAPITAL - continued

a public distribution of our Common Shares by way of prospectus, then the minimum exercise price of such option shall, if the policy of such stock exchange or stock exchanges requires, be the greater of the price determined pursuant to the provisions of the Plan and the price per share paid by the investing public for our Common Shares acquired by the public during such public distribution, determined in accordance with the policy of such stock exchange or stock exchanges. Options granted under the Plan will not be transferable and, if they are not exercised, will expire one (1) year following the date the optionee ceases to be a director, officer, employee or consultant of the Company by reason of death, or ninety (90) days after ceasing to be a director, officer, employee or consultant of the Company for any reason other than death. Options vest immediately, except for options granted for investor relations related work which vest 25% each three-month period from the date of grant.

At December 31, 2006, 1,448,643 (2005 – 1,009,000) options were available for grant under the Plan.

A summary of the status of the Plan as of December 31, 2006 and 2005, and changes during the years ended on those dates is:

	2006			2005
	Options	(Cdn) Weighted Avg. Exercise Price		Options	(Cdn) Weighted Avg. Exercise
Outstanding at beginning of year	6,745,000		$0.54	4,698,500		$0.49
Granted	5,825,000		$1.51	2,300,000		$0.60
Exercised	(860,000)		$0.51	(253,500)		$0.16
Expired	(95,000)		$0.56	—		$—

Outstanding at end of year	11,615,000		$1.03	6,745,000		$0.54

Exercisable at end of year	11,615,000		$1.03	6,670,000		$0.54

Weighted average grant-date fair value of options granted during		Cdn$	1.51		Cdn$	0.41
the year			($1.30)			($0.35)

The weighted average remaining contractual life of outstanding options is 4.0 years at December 31, 2006 (2005 – 4.0 years).

At December 31, 2006 there were options held by directors, officers, employees and non-employees for the purchase of our Common Shares as follows:

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7.	SHARE CAPITAL - continued

Number of Shares	Exercise Price	Expiry Date
495,000	Cdn$0.40	June 27, 2007
1,315,000	Cdn$0.59	December 5, 2008
100,000	Cdn$0.50	March 29, 2009
1,175,000	Cdn$0.55	September 10, 2009
50,000	Cdn$0.61	December 14, 2009
2,160,000	Cdn$0.60	December 28, 2010
5,825,000	Cdn$1.51	December 27, 2011
495,000	Cdn$0.31	March 21, 2013

11,615,000

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants.

	2006	2005
Dividend yield (%)	—	—
Expected volatility (%)	77.4	83.7
Risk-free interest rates (%)	4.0	4.3
Expected lives (years)	5.0	5.0

In connection with the vesting of certain non-employees, employees and directors stock options, we have recorded stock option compensation of $5,069,887 ($3,662,838 to wages and benefits and $1,407,049 to consulting fees) and $809,093 ($569,140 to wages and benefits and $239,953 to consulting fees) during the years ended December 31, 2006 and 2005, respectively.

d.	Warrants

	2006		2005
	Warrants	(Cdn) Wgt. Avg. Exercise Price	Warrants	(Cdn) Wgt. Avg. Exercise Price
Outstanding and exercisable at beginning of year	36,505,798	$0.61	20,422,759	$0.62
Purchase warrants	8,578,344	$0.84	21,787,680	$0.63
Brokers’ warrants	322,339	$0.55	1,650,293	$0.67
Expired	—	—	(6,431,259)	$0.77
Exercised	(34,038,589)	$0.59	(923,675)	$0.35

Outstanding and exercisable at end of year	11,367,892	$0.85	36,505,798	$0.61

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7. SHARE CAPITAL - continued

The range of exercise prices on outstanding warrants is Cdn$0.50 to Cdn$1.80 (2005 – Cdn$0.50 to Cdn$0.91) with a weighted average contractual life of 2.32 years at December 31, 2006 (2005 – 2.64 years).

8.	AGREEMENTS, COMMITMENTS AND CONTINGENCIES

a.	Mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Río Negro, San Juan, Santa Clara and

Chubut have not yet established a policy regarding the royalty.

b.	We rent office space in Spokane, Washington for $2,150 per month with a commitment through December 2007.

c.	We rent office space in Vancouver, British Columbia, Canada for Cdn$900 per month, without a commitment.

d.	We rent office space in Argentina for $1,089 per month with a commitment through August 2008.

e.	We rent storage space in Argentina for $2,000 per month consisting of one $800/month commitment through June 2007 and another $1,200/month commitment through December 2009.

f.	On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production prior to December 2, 2013.

g.	During 2006, MSC signed agreements with third party providers relating to the development of the San José/Huevos Verdes project. Our 49% portion of these commitments is approximately $7,410,000. These commitments are expected to be completed by June 30, 2007.

h.	We are obligated to fund our 49% of costs at San José that are not funded by project financing as well as 49% of capital contributions or our ownership will be diluted. In December 2006, the shareholders of MSC agreed to increase the share capital of MSC by $12,000,000, of which $5,880,000 represented Minera Andes’ 49% portion. Minera Andes paid this amount in March 2007.

i.	In March 2005, MSC discovered an alleged employee fraud committed by the former purchasing manager during the period June 2004 through March 2005. Respective to our 49% interest, the fraud amounted to approximately $57,000 in 2004 and $78,000 in 2005. MSC will vigorously pursue full recovery but the final amount recoverable is not certain at this time. Canadian accounting standards require a high level of certainty in recording a recovery on the balance sheet that is contingent on future events, as a result the full amount of the fraud for each year respectively, has been written off against our investment in MSC and is included in our loss from equity investment (Note 4(b)). Funds recovered in the future related to the fraud will be recorded if and when they are received.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

9.	RELATED PARTY TRANSACTIONS

During 2006 and 2005, we incurred the following transactions with related parties: geological consulting to a director totaling $nil and $3,266 and legal fees to a firm in which a director and officer was an associate totaling $55,839 and $50,081, respectively. The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.	INCOME TAXES

The tax effects of the temporary differences that give rise to our future tax assets and liabilities are as follows:

	2006	2005
Net operating losses	$6,452,400	$5,150,800
Equipment	5,300	5,300
Undeducted financing costs	423,400	80,800
Deferred exploration costs	45,800	—
Valuation allowance	(6,926,900)	(5,236,900)

Future tax assets (liabilities)	$—	$—

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $nil (2005 - $199,700), representing the tax effect of losses which expired in the year.

The provision for income taxes differ from the amount established using the statutory income tax rate as follows:

	2006	2005
Income benefit at Cdn statutory rate	$(3,621,800)	$(1,222,000)
Foreign income taxes at other than Cdn statutory rate	64,100	(21,000)
Non-deductible equity pickup	502,800	474,300
Non-deductible stock option compensation	1,874,000	272,000
Effect in statutory rate change	(61,600)	—
Increase in valuation allowance	1,242,500	496,700

Future income tax recovery	$—	$—

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

10. INCOME TAXES - continued

The Company’s future tax assets include approximately $1,260,000 (2005 - $240,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations. The valuation allowance as at December 31, 2006 was increased by $447,500 (December 31, 2005 - $40,600), representing the tax effect of the share issuance costs incurred in the period.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income. As management of the Company does not currently believe that it is more likely than not that the Company will receive the benefit of this asset, a valuation allowance equal to the future tax asset has been established at both December 31, 2006 and December 31, 2005.

As at December 31, 2006, the Company had estimated net operating loss carry-forwards available to reduce taxable income in future years as follows:

Country	Amount	Expiration Dates
United States - Federal	$1,490,000	2007 – 2026
Argentina	$9,870,000	2007 – 2011
Canada	$7,400,000	2007 – 2026

These financial statements do not reflect the potential effect on future income taxes of the application of these losses.

11.	COMPARATIVE FIGURES

Certain financial statement line items from prior years have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on the net loss and accumulated deficit as previously reported.

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As discussed in Note 2, these financial statements are prepared in accordance with Canadian GAAP. Differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) as they apply to these financial statements are summarized as follows:

a.	Compensation Expense Associated with Release of Shares from Escrow

Under U.S. GAAP, stock compensation expense is recorded as shares held in escrow become eligible for release based upon the number of shares eligible for release and the market value of the shares at that time. Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded. Shares become eligible for release from escrow based on deferred exploration expenditure in accordance with the Escrow Agreement and with the consent of the TSX Venture Exchange (the Company became listed on the TSX Exchange in 2007). During the years ended December 31, 2006 and 2005 and for the period from July 1, 1994 (inception) through December 31, 2006, we would have recorded compensation expense of $nil, $nil and $6,324,914, respectively, under U.S. GAAP.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued

b.	Mineral Properties and Deferred Exploration Costs

The U.S. Securities and Exchange Commission staff has taken the position that a U.S. registrant without proven and probable economic reserves, in most cases, could not support the recovery of the carrying value of deferred exploration costs. Our investment in MSC has proven and probable reserves but MSC did not receive government approval of the Environmental Impact Assessment (EIA) until the first quarter of 2006. Therefore, we presented the effect of expensing all deferred exploration costs through December 31, 2005 as a reconciling item between U.S. and Canadian GAAP.

c.	Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123R, “Share-Based Payment,” which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. This requirement represents a significant change because share-based stock option awards, a predominate form of stock compensation for us, were not recognized as compensation expense under APB 25. Statement 123R requires the cost of the award, as determined on the date of grant at fair value, to be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. The grant-date fair value of the award will be estimated using an option-pricing model. The Company adopted the statement using the modified-prospective method on January 1, 2006. The Company currently discloses the effect of expensing stock options under a fair value approach using the Black-Scholes pricing model in Note 7 to these Condensed Consolidated Financial Statements.

For U.S. GAAP, prior to the adoption of Statement 123R, the Company continued to follow Accounting Principle Board Opinion No. 25 “Accounting for stock issued to employees” and related interpretations to account for stock options issued to employees. In accordance with Emerging Issues Task Force (“EITF”) 00-23 Issue 31, variable accounting was required since options issued with an exercise price denominated in a currency other then its functional currency is not considered fixed. Under variable accounting, the intrinsic value of the options issued to employees is remeasured on each balance sheet date, with the adjustment charged to the Statement of Operations. The effect of remeasurement was to decrease the stock compensation expense by $nil (2005 - $36,042) for the year ended December 31, 2006.

During the year ended December 31, 2005, we accounted for stock-based compensation awarded to employees using the intrinsic method under U.S. GAAP. Under Canadian GAAP, as discussed in Note 2, the Company adopted the fair value based method to account for options granted to employees on January 1, 2004. As a result, the difference between U.S. and Canadian GAAP in compensation expense related to options granted to employees was $nil in 2006 and $569,140 in 2005. Consequently, related pro-forma information as described in SFAS No. 123 has been disclosed, as follows:

Year Ended Dec. 31, 2005
Net loss for the period under U.S. GAAP as reported	$(15,536,387)
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards.	(569,140)

Pro-forma net loss for the period	$(16,105,527)

Basic and diluted net loss per common share – pro-forma
$(0.18)

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued

d.	Warrants

Under Canadian GAAP, no value was assigned to the warrants granted to the agents in connection with the private placements of 35,595,190 units which were issued in March 2005 and December 2005. No such warrants were issued in 2006. Under U.S. GAAP, the warrants were valued on the closing date of the private placements, respectively, using the Black-Scholes option pricing model with the following weighted average assumptions:

Agent Warrants
2005
Number of Warrants	1,650,293
Risk-free rate	4.33%
Dividend yield	Nil %
Volatility factor of the expected market price of the Company’s common shares	59%
Weighted average expected life of the warrants (months)	24
Value of warrants	$198,273

The value of the agent warrants was charged as commission against share capital as share issuance costs per our accounting policy; thus there is no effect on shareholder’s equity.

e. Bank Loan

Under Canadian GAAP, the corresponding entry to record the debt discount of $346,200 related to the first tranche warrants and $263,800 related to the second tranche warrants granted to Macquarie in connection with a credit facility (Note 5) was charged to contributed surplus. Under US GAAP, as the Company is required to maintain its listed company status as part of the loan covenant, in accordance with Emerging Issues Task Force (“EITF”) 00-19, the fair value of the warrants was recorded as a liability. Subsequent to the initial measurement, the value of the warrants is remeasured on each balance sheet date or upon exercise of the warrants, based on the fair value of the warrants with the adjustment charged to the Statement of Operations and Accumulated Deficit. Both the first and second tranche warrants were exercised during 2006 so no liability was associated with the warrants as at December 31, 2006. For the year ended December 31, 2006, the effect of remeasurement was to increase the fair value of the liabilities associated with the warrants by $1,754,639 (2005 - $704,892) which was debited to the Statement of Operations and Accumulated Deficit. On March 2, 2006, Macquarie exercised all of the second tranche warrants. The fair value of the liability associated with the second tranche warrants as at March 2, 2006 was $1,451,623. On December 8, 2006, Macquarie exercised all of the first tranche warrants. The fair value of the liability associated with the first tranche warrants as at December 8, 2006 was $1,617,908. Upon exercise of the warrants, the associated liability was transferred to shareholders’ equity. Under U.S. GAAP, the fair value of the warrants is recognized on the Consolidated Balance Sheet as deferred financing costs and is amortized on a straight line basis over the term of the debt. This would result in a net increase of $nil (2005 - $371,365) as at December 31, 2006 in total assets under U.S. GAAP as compared to Canadian GAAP. Total assets under U.S. GAAP purposes were $24,618,463 (2005 - $3,848,079) as at December 31, 2006. For the year ended December 31, 2006, these GAAP differences related to the valuation and classification of warrants and differences in accounting treatment of deferred financing costs would result in total liabilities under U.S. GAAP purposes to have no difference (2005 – increase of $1,686,257) from liabilities under Canadian GAAP of $10,787,210 (2005 - $5,658,762). Total assets and liabilities under U.S. GAAP as at December 31, 2006 were not affected by these adjustments as the warrants were exercised by this date.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

The fair value of the first tranche warrants, as at December 8, 2006, was calculated to be $1,617,908 using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 4.89%; expected volatility of 99.55% and an expected life of 23 days. The fair value of the second tranche warrants, as at March 2, 2006, was calculated to be $1,451,623 using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.53%; expected volatility of 57.34% and an expected life of 17 months. Upon exercise of the warrants, the fair value was transferred to shareholders’ equity.

f.	New Accounting Pronouncements

Recently issued United States accounting pronouncements have been outlined below.

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an Amendment of FASB Statements No. 133 and 140.” Among other things, the SFAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material effect on our consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that adoption of FIN 48 will have on its financial condition or results of operations.

In September 2006, FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal year beginning November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on its financial condition or results of operation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statement No. 87, 88, 106 and 132R (SFAS 158). This Statement requires an employer to recognize in its statement of financial position an asset of a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. The Company expects that adoption of SFAS 158 will have no impact on its financial condition or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. (“SAB 108”) which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 had no impact on the Company’s financial condition and results of operations.

In February 2007 the FASB issued SFAS No.159, the Fair Value Option for Financial Assets and

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

Financial Liabilities - including an amendment to FAS 115. This standard permits a company to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS No.159 will have on its financial condition and results of operations.

g.	Impact on Consolidated Financial Statements

The impact of the above on the consolidated financial statements is as follows:

	Dec. 31, 2006	Dec. 31, 2005
Shareholders’ equity, end of year, per Canadian GAAP	$38,199,343	$21,480,321
Adjustment for mineral properties and deferred exploration costs	(5,605,148)	(4,470,174)
Adjustment for mineral property and deferred exploration cost portion of investment	(18,762,942)	(17,505,938)
Loss on revaluation of liability for warrants subject to registration rights	(2,459,531)	(704,892)
Adjustment arising upon exercise of warrants subject to registration rights	3,069,531	—
Adjustment for the debt discount	(610,000)	(610,000)

Shareholders’ equity (Capital Deficit), end of year, per U.S. GAAP	$13,831,253	$(1,810,683)

	Year Ended		Period from July 1, 1994 (inception) through December 31, 2006
	Dec. 31, 2006	Dec. 31, 2005
Net loss for the period, per Canadian GAAP	$(10,772,440)	$(3,634,060)	$(31,298,750)
Adjustment for acquisition of Scotia	—	—	(248,590)
Adjustment for compensation expense	—	569,140	(5,453,160)
Loss on revaluation of liability for warrants subject to registration rights	(1,754,639)	(704,892)	(2,459,531)
Adjustment for deferred exploration costs, net	(1,134,974)	(1,642,519)	(5,605,148)
Adjustment for investment	(1,257,004)	(10,160,098)	(18,762,942)
Adjustment for variable intrinsic value	—	36,042	(304,925)

Net loss for the period, per U.S. GAAP	$(14,919,057)	$(15,536,387)	$(64,133,046)

Basic and diluted net loss per common share, per U.S. GAAP	$(0.11)	$(0.18)

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

	Dec. 31, 2006	Dec. 31, 2005
Total liabilities, per Canadian GAAP	$10,787,210	$3,972,505
Adjustment for the debt discount	610,000	610,000
Adjustment for amortization of debt discount	(610,000)	(238,635)
Adjustment to recognize warrant liability	610,000	610,000
Loss on revaluation of liability for warrants subject to registration rights	2,459,531	704,892
Adjustment arising upon exercise of warrants subject to registration rights	(3,069,531)	—

Total liabilities, per U.S. GAAP	$10,787,210	$5,658,762

	Dec. 31, 2006	Dec. 31, 2005
Total assets, per Canadian GAAP	$48,986,553	$25,452,826
Adjustment for mineral properties and deferred exploration costs	(5,605,148)	(4,470,174)
Adjustment for mineral property and deferred exploration cost portion of investment	(18,762,942)	(17,505,938)
Adjustment for deferred financing costs	610,000	610,000
Amortization of deferred financing costs	(610,000)	(238,635)

Total assets, per U.S. GAAP	$24,618,463	$3,848,079

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued

	Dec. 31, 2006	Dec. 31, 2005	Period from July 1, 1994 (inception) through December 31, 2006
Cash flows used in operating activities under Canadian GAAP	$(1,789,156)	$(1,441,846)	$(11,310,471)
Adjustment related to investment	(885,639)	(11,595,709)	(18,322,644)
Adjustment related to mineral properties	(2,777,701)	(1,617,352)	(19,289,618)

Cash flows used in operating activities under U.S. GAAP	$(5,452,496)	$(14,654,907)	$(48,922,733)

Cash flows used in investing activities under Canadian GAAP	$(16,929,581)	$(12,817,344)	$(47,984,015)
Adjustment related to investment	885,639	11,595,709	18,322,644
Adjustment related to mineral properties	2,777,701	1,617,352	19,289,618

Cash flows used in investing activities under U.S. GAAP	$(13,266,241)	$395,717	$(10,371,753)

During 1995, we issued 336,814 Common Shares for the acquisition of Scotia Prime Minerals, Incorporated (“Scotia”). Under U.S. GAAP, these shares would be valued at $248,590, the fair market value of the shares issued. This value, plus the $17,215 of net liabilities of Scotia assumed by the Company, would have been recorded as property rights at the acquisition date under U.S. GAAP.

13.	SUBSEQUENT EVENTS

A subsequent event not disclosed elsewhere in the consolidated financial statements is as follows:

a.	Subsequent to December 31, 2006 and including warrants exercised in the warrant incentive program disclosed in Note 7(b)(vi) above, we issued 410,000 shares for the exercise of stock options and 6,510,091 common shares for the exercise of purchase warrants for net proceeds of $3,819,589.

CORPORATE INFORMATION

Directors and Officers

Allen V. Ambrose

President; Chairman; Director

Brian Gavin

Vice President, Exploration

John J. (Jack) Crabb

Director

Arthur Darryl Drummond

Director

Gary A. Craig

Director

Bonnie L. Kuhn

Secretary; Director

Allan J. Marter

Director

William V. Schara

Chief Financial Officer

Transfer Agent and Registrar

Computershare Trust Company of Canada

530-8th Avenue SW; Ste. 600

Calgary, Alberta

Canada T2P 3S8

Tel: (403) 267-6800

Legal Counsel

Bonnie Kuhn LLB

Calgary, Alberta

Canada

Auditors

BDO Dunwoody LLP

Vancouver, British Columbia

Canada

Offices

ARGENTINA

Coronel Moldes 820

(5500) Mendoza

Argentina

Tel: 54-261-4232030

Fax: 54-261-4201338

CANADA

911-470 Granville Street

Vancouver, British Columbia

Canada V6C 1A5

Tel: (604) 689-7017

Fax: (604) 689-7442

Toll Free: (877) 689-7018

UNITED STATES

111 E. Magnesium Road; Ste. A

Spokane, Washington

U.S.A. 99208

Tel: (509) 921-7322

Fax: (509) 921-7325

Investor Information

Arthur C. Johnson

Investor Relations - USA

111 E. Magnesium Road; Ste. A

Spokane, Washington 99208

Tel: (509) 921-7322

Fax: (509) 921-7325

Web Site: www.minandes.com

E-mail: info@minandes.com

Krister A. Kottmeier

Investor Relations - Canada

Tel: (604) 689-7017

Fax: (604) 689-7442

Toll Free: (877) 689-7018

E-mail: ircanada@minandes.com

Additional copies of Minera Andes’

annual report on Form 40-F filed with

the U.S. Securities and Exchange

Commission are available upon request

by contacting Minera Andes’ office in

Spokane, Washington, U.S.A.

Principal Subsidiaries

Minera Andes S.A.

Andes Corporacion Minera S.A.

Minera Santa Cruz S.A. (49%)

Minera Andes (USA) Inc.

Trading Information

Toronto Stock Exchange (TSX): MAI

US OTC: MNEAF

Share Capital

Common shares outstanding totaled

165,951,131 as at May 10, 2007.

Annual Meeting

Shareholders of Minera Andes

are cordially invited to attend the

Corporation’s annual general meeting

on June 28, 2007 at 10 a.m. in Suite A,

111 E. Magnesium Road, Spokane,

Washington.

FORWARD-LOOKING STATEMENT – Except for historical information contained in this Annual Report, disclosure statements contained herein are forward looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Forward looking statements are based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned attributing undue certainty to forward looking statements. Hochschild Mining plc., our joint venture partner for the San Jose Project, does not accept responsibility for the use of the project data, or the adequacy, or accuracy of its use.

Minera Andes is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to companies in the same business. The Company’s financial success is subject to, among other things, fluctuations in gold and silver prices which may affect the economic value of its mineral resources as well as any future operating results. The Company is exposed to risks involved with currency fluctuations, the need for additional capital, foreign operations, developing in a remote area, environmental matters, political situations and regulations.

CAUTION TO U.S. INVESTORS – Although the Company has a completed feasibility study the terms “mineral resource,” “measured mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

911-470 Granville Street

Vancouver, British Columbia

Canada V6C 1A5

Tel: (604) 689-7017

Toll Free: (877) 689-7018

111 E. Magnesium Road; Ste. A

Spokane, Washington

U.S.A. 99208

Tel: (509) 921-7322

Fax: (509) 921-7325

Coronel Moldes 820

(5500) Mendoza

Argentina

Tel: 54-261-4232030

Fax: 54-261-4201338

MINERA ANDES specializes in gold, silver and copper exploration in one of the world’s most promising mineral frontiers – Argentina. The Company’s methodical and systematic exploration has been successful, leading to a high-grade silver/gold discovery scheduled for production in 2007, and a large porphyry copper system now under evaluation. Minera Andes controls or jointly owns 443,000 acres of highly prospective mineralized land in three provinces. It has concentrated its work along the eastern side of the Andean mountains Argentina shares with Chile. The region is a new mineral frontier with excellent discovery potential only now beginning to be realized. High discovery potential is a key reason Minera Andes has concentrated its resources on Argentina. Management – comprised of experienced exploration geologists – correctly reasoned that a significant copper, gold or silver discovery could be made relatively sooner in under-explored regions of Argentina. The San Jose silver/gold mine, which will go into production in 2007, means Minera Andes has become a precious metals producer, and affirms management’s mineral exploration strategy.

TSX: MAI

OTC BB: MNEAF

www.minandes.com